                                                                 Exhibit 99.5


                  GUARANTY SAVINGS AND HOMESTEAD ASSOCIATION
                           3798 Veterans Boulevard
                          Metairie, Louisiana 70002

                                (504) 457-6220

                     NOTICE OF SPECIAL MEETING OF MEMBERS

                        To Be Held On ___________, 1997

    NOTICE IS HEREBY GIVEN that a special meeting ("Special Meeting") of the members of Guaranty Savings and Homestead Association ("Guaranty Savings" or the "Association") will be held at the Association's main office located at 3798 Veterans Boulevard, Metairie, Louisiana 70002 on ___________, 1997, at __:___.m., Central Time, to consider and vote upon:

    1. The approval of a Plan of Conversion ("Plan of Conversion") pursuant to which the Association would be converted from a Louisiana-chartered mutual savings and loan association to a Louisiana-chartered stock savings and loan association and issue all of its capital stock to a holding company, GS Financial Corp., and the transactions provided for in such Plan of Conversion, including the adoption of a new stock Articles of Incorporation and new Bylaws of the Association; and

    2. Such other business as may properly come before the Special Meeting or any adjournment thereof. Except with respect to procedural matters incident to the conduct of the meeting, management is not aware of any other such business.

    The Board of Directors has fixed ___________, 199_ as the voting record date for the determination of members entitled to notice of and to vote at the Special Meeting and at any adjournment thereof. Only those members of the Association of record as of the close of business on that date who continue to be members on the date of the Special Meeting will be entitled to vote at the Special Meeting or at any such adjournment.

                                    By Order of the Board of Directors


                                    Donald C. Scott, President and
                                     Chief Executive Officer

Metairie, Louisiana
_______ __, 1996

    THE BOARD OF DIRECTORS RECOMMENDS THAT YOU SIGN, DATE AND MARK THE ENCLOSED PROXY CARD IN FAVOR OF THE ADOPTION OF THE PLAN OF CONVERSION AND RETURN IT IN THE ENCLOSED SELF-ADDRESSED, POSTAGE-PAID ENVELOPE. THIS WILL NOT PREVENT YOU FROM VOTING IN PERSON IF YOU ATTEND THE SPECIAL MEETING. PROXIES MUST BE RECEIVED BY THE HOMESTEAD AT LEAST FIVE DAYS PRIOR TO THE SPECIAL MEETING IN ORDER TO BE VOTED AT THE SPECIAL MEETING.

                  GUARANTY SAVINGS AND HOMESTEAD ASSOCIATION
                                   --------

                               PROXY STATEMENT
                                   --------

                          SPECIAL MEETING OF MEMBERS
                        To Be Held On ___________, 1997

                                INTRODUCTION

    This Proxy Statement is being furnished to members of Guaranty Savings and Homestead Association ("Guaranty Savings" or the "Association") as of the close of business on ___________, 199_ in connection with the solicitation by the Board of Directors of Guaranty Savings of proxies to be voted at the Special Meeting of Members of the Association (the "Special Meeting") to be held on ___________, 1997, at the Association's main office located at 3798 Veterans Boulevard, Metairie, Louisiana 70002 at __:__ _.m., Central Time, and at any adjournments thereof. This Special Meeting is being held for the purpose of considering and voting upon the Plan of Conversion under which the Association would be converted from a Louisiana-chartered mutual savings and loan association to a Louisiana-chartered stock savings and loan association, with the concurrent sale of all of the Association's capital stock to GS Financial Corp. (the "Company"), and the sale by the Company of shares of its Common Stock to the public in a Subscription Offering and, if necessary, in a Community Offering and a Syndicated Community Offering. The simultaneous conversion of the Association to stock form, the issuance of the Association's capital stock to the Company, and the offer and sale of the Common Stock by the Company, all pursuant to the Plan, are referred to herein as the "Conversion." References to the Association shall include the Association in either its mutual or stock form as indicated by the context.

    Voting in favor of or against the Plan of Conversion includes a vote for or against the adoption of the new Stock Articles of Incorporation and Bylaws of the Association.

    Voting in favor of the Plan of Conversion will not obligate any person to purchase Common Stock.

                 VOTING RIGHTS AND VOTE REQUIRED FOR APPROVAL

    Depositors and borrowers as of the close of business on ___________, 199_ ("Voting Record Date") who continue to be depositors borrowers on the date of the Special Meeting or any adjournment thereof ("Members") will be entitled to vote on the Plan of Conversion. If there are not sufficient votes for approval of the Plan at the time of the Special Meeting, the Special Meeting may be adjourned to permit further solicitation of proxies.

    At the Special Meeting, each depositor Member will be entitled to cast one vote for every $100, or fraction thereof, of the total withdrawal value of all of his or her accounts in the Association as of the Voting Record Date up to a maximum of 100 votes, and each borrower Member will be entitled to cast one vote in the aggregate for all loans as a borrower in addition to the votes such Member may be entitled to cast as a depositor, up to an aggregate maximum of 100 votes. As of the Voting Record Date, the Association had approximately _____ Members who are entitled to cast a total of approximately _______ depositors' votes and approximately ___ borrowers' votes, for a total of approximately _______ votes at the Special Meeting.

    This Proxy Statement and related materials are first being mailed to Members on or about _____________, 1997.

    THE AFFIRMATIVE VOTE OF A MAJORITY OF THE TOTAL OUTSTANDING VOTES ELIGIBLE TO BE CAST AT THE SPECIAL MEETING IS REQUIRED FOR APPROVAL OF THE PLAN OF CONVERSION.


                                   PROXIES

    The Board of Directors of the Association is soliciting the proxy which accompanies this Proxy Statement furnished to Members for use at the Special Meeting and any adjournment thereof. Each proxy solicited hereby, if properly executed, duly returned before the Special Meeting and not revoked prior to or at the Special Meeting, will be voted at the Special Meeting in accordance with the Member's instructions indicated thereon. If no contrary instructions are given, the executed proxy will be voted in favor of the Plan of Conversion. If any other matters properly come before the Special Meeting, the persons named as proxies will vote upon such matters according to their discretion. Except with respect to procedural matters incident to the conduct of the meeting, no additional matters are expected to come before the Special Meeting.

    Any Member giving a proxy may revoke it at any time before it is voted by delivering to the Secretary of the Association either a written revocation of the proxy, or a duly executed proxy bearing a later date, or by voting in person at the Special Meeting. Proxies are being solicited only for use at the Special Meeting and any and all adjournments thereof and will not be used for any other meeting.

    Proxies may be solicited by officers, directors and employees of the Association personally, by telephone or further correspondence without additional compensation. In addition, the Association has engaged ________________ to assist in the solicitation of proxies. ______ will receive a fee of $________ for its proxy solicitation services and its records management services as conversion agent, plus out-of-pocket expenses.

    Deposits held in a trust or other fiduciary capacity may be voted by the trustee or other fiduciary to whom voting rights are delegated under the trust instrument or other governing document or applicable law. In the case of individual retirement accounts ("IRA") and Keogh trusts established at the Association, the beneficiary may direct the trustee's vote on the Plan of Conversion by returning a completed proxy card to the Association. If no proxy card is returned, the trustee will vote in favor of approval of the Plan of Conversion on behalf of such beneficiary.

    The Board of Directors urges each Member as of the close of business on ___________, 199_ to mark, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope as soon as possible, even if you do not intend to purchase Common Stock. This will ensure that your vote will be counted.


                  GUARANTY SAVINGS AND HOMESTEAD ASSOCIATION

    Guaranty Savings is a Louisiana-chartered mutual savings and loan association that was originally formed in 1937. Guaranty Savings conducts business from its main office in Metairie, Louisiana and branch offices in New Orleans and Mandeville, Louisiana. At September 30, 1996, Guaranty Savings had $86.5 million of total assets, $62.0 million of total liabilities, including $60.5 million of deposits, and $23.8 million of retained earnings (representing 27.5% of total assets).

    Guaranty Savings is primarily engaged in attracting deposits from the general public through its offices and using those and other available sources of funds to originate loans for portfolio secured primarily by one-to four-family residences located in the New Orleans, Louisiana metropolitan area. At September 30, 1996, Guaranty Savings' net loans receivable totalled $43.1 million or 49.8% of total assets. Conventional first mortgage, one- to four-family residential loans (excluding construction loans) amounted to $41.4 million, or 95.4%, of the Association's total loan portfolio at September 30, 1996. To a much lesser extent, Guaranty Savings also originates consumer loans and construction loans and, on occasion, commercial real estate loans and consumer loans.

    Guaranty Savings is a traditional, community-oriented savings institution which emphasizes a conservative approach to its operations. The Association generally has concentrated on building its capital base and maintaining superior asset quality. In pursuit of these goals, Guaranty Savings has adopted a business strategy that emphasizes offering a limited array of loan and deposit products. In recent periods the Association has experienced limited growth, with its net loans increasing by $2.4 million, or 5.8%, from December 31, 1993 to September 30, 1996. Certain aspects of the Association's business strategy are briefly noted below.

    - Capital Position. As of September 30, 1996, the Association had retained earnings of $23.8 million and exceeded all of its regulatory capital requirements, with tangible, core and risk-based capital ratios of 27.8%, 27.8% and 80.1%, respectively, as compared to the minimum requirements of 1.5%, 3.0% and 8.0%, respectively. As a result of its highly capitalized position, the Association's return on average assets historically has been below industry standards. The Association's return on average assets was 0.57% and 1.00%, respectively, for the nine months ended September 30, 1996 and year ended December 31, 1995. As a result of the Conversion, the Association's capital will be further increased. See "Risk Factors - Potential Low Return on Equity Following the Conversion: Uncertainty as to Future Growth Opportunities," "Regulatory Capital" and "Regulation - The Association -Regulatory Capital Requirements."

    - Profitability. The Association reported net income of $365,000 for the nine months ended September 30, 1996, compared to $858,000 for the comparable period in 1995. The primary reason for the decline in net income during the 1996 period compared to the 1995 period was $413,000, pre-tax, in a one time assessment to recapitalize the Savings Association Insurance Fund ("SAIF"). The Association reported net income of $872,000, $994,000 and $1.3 million for 1995, 1994 and 1993, respectively. Subsequent to the Conversion, the Association's profitability will be affected by, among other things, the imposition of a shares tax and franchise tax by the state of Louisiana and increased compensation expenses. See "Risk Factors - Potential Increased Compensation Expense After the Conversion," "Pro Forma Data" and "Taxation - State Taxation." See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    - Asset Quality. Management believes that good asset quality is important to the Association's long-term profitability. The Association's total nonperforming assets, which consist of non-accruing loans and net real estate owned ("REO"), amounted to $316,000, or .73%, of total assets at September 30, 1996. At September 30, 1996, the Association's allowance for loan losses amounted to $337,000 or 106.7% of total nonperforming loans. See "Business -Asset Quality."

    - Community Orientation. The Association is committed to meeting the financial needs of the communities in which it operates. Management believes that the size of the Association permits it to be able to provide superior customer service on a personalized and efficient basis. At September 30, 1996, substantially all of the Association's deposits and loans were to residents of its primary market area. The Association intends to continue its practice of investing in loans and obtaining deposits from residents of its primary market area.

    The Association is subject to examination and comprehensive regulation by the Louisiana Office of Financial Institutions ("OFI"), which is the Association's chartering authority, and by the Office of Thrift Supervision ("OTS"), which is the Association's primary federal regulator. The Association is also regulated by the Federal Deposit Insurance Corporation ("FDIC"), the administrator of the SAIF. The Association is also subject to certain reserve requirements established by the Board of Governors of the Federal Reserve System ("FRB") and is a member of the Federal Home Loan Bank ("FHLB") of Dallas, which is one of the 12 regional banks comprising the FHLB System.

    Guaranty Savings' executive office is located at 3798 Veterans Boulevard, Metairie, Louisiana 70002, and its telephone number is (504) 457-6220.

                                  GS FINANCIAL CORP.

    GS Financial Corp. is a Louisiana corporation organized in December 1996 by the Association for the purpose of becoming a unitary holding company of the Association. The Company will purchase all of the capital stock of the Association to be issued in the Conversion in exchange for 50% of the net Conversion proceeds and will retain the remaining 50% of the net proceeds as its initial capitalization. Immediately following the Conversion, the only significant assets of the Company will be the capital stock of the Association, the Company's loan to the ESOP, and the remainder of the net Conversion proceeds retained by the Company. The business and management of the Company initially will consist primarily of the business and management of the Association. Initially, the Company will neither own nor lease any property, but will instead use the premises, equipment and furniture of the Association. At the present time, the Company does not intend to employ any persons other than officers of the Association, and the Company will utilize the support staff of the Association from time to time. Additional employees will be hired as appropriate to the extent the Company expands or changes its business in the future. See "Directors of the Company and the Association"

    The Company's executive office is located at the home office of the Association at 3798 Veterans Boulevard, Metairie, Louisiana 70002, and its telephone number is (504) 457-6220.

                          SELECTED FINANCIAL AND OTHER DATA

    The data at December 31, 1995, 1994 and 1993 and for the years then ended has been derived from audited consolidated financial statements of the Association, including the audited Consolidated Financial Statements and related Notes included elsewhere herein. The data at September 30, 1996 and for the nine months ended September 30, 1996 and 1995 has been derived from the unaudited Consolidated Financial Statements and the related Notes included elsewhere herein. The results of operations and other data for the nine months ended September 30, 1996, are not necessarily indicative of the results of operations which may be expected for the fiscal year ending December 31, 1996.

                                                                       At December 31,
                                             At September 30,   ------------------------------
                                                  1996 (1)        1995       1994       1993
                                             ----------------   --------   --------   --------
                                                       (Dollars in Thousands)

SELECTED FINANCIAL DATA:
Total assets                                      $86,521        $86,040    $88,250    $90,100
Cash and cash equivalents                           8,698          2,355      2,620      2,883
Investment securities                              23,068         33,360     35,496     37,798
Mortgage-backed securities                          7,299          6,367      6,063      6,112
Loans receivable, net                              43,058         39,888     40,042     40,679
Deposits                                           60,495         60,945     64,642     67,432
Retained earnings, substantially restricted        23,822         23,457     22,585     21,591
Full service offices                                    3              3          3          3


                                           Nine Months Ended
                                              September 30,        Year Ended December 31,
                                            -----------------   ------------------------------
                                            1996(1)   1995(1)     1995       1994       1993
                                            -------   -------   --------   --------   --------
                                                             (Dollars in Thousands)
SELECTED OPERATING DATA:
Total interest income                        $4,560    $4,724     $6,260     $6,035     $6,327
Total interest expense                        1,963     2,007      2,664      2,408      2,385
                                              -----     -----      -----      -----      -----
Net interest income                           2,597     2,717      3,596      3,626      3,942
Provision for loan losses                        14        --         12         21         98
                                              -----     -----      -----      -----      -----
Net interest income after provision for
  loan losses                                 2,583     2,717      3,584      3,606      3,844
Other income                                    (35)       46         63        109        147
Other expenses                                1,938 (2) 1,465      2,295      2,191      1,994
                                              -----     -----      -----      -----      -----
Income before Federal income tax expense        610     1,298      1,352      1,524      1,997
Income tax expense                              245       440        480        529        722
                                              -----     -----      -----      -----      -----
Net income                                   $  365    $  858     $  872     $  994     $1,275
                                              =====     =====      =====      =====      =====

SELECTED OPERATING RATIOS(2):
Average yield on interest-earning assets       7.47%     7.54%      7.52%      6.97%     7.26%
Average rate on interest-bearing liabilities   4.36      4.26       4.27       3.62      3.52
Average interest rate spread(3)                3.11      3.28       3.25       3.35      3.74
Net interest margin(3)                         4.26      4.34       4.32       4.19      4.52
Interest-earning assets as a percent of
  interest-bearing liabilities               135.61    132.92     133.39     130.39    128.78
Net interest income after provision for loan
losses as a percent of noninterest expense   133.28    185.46     156.17     164.58    192.77
Noninterest expense as a percent of
  average assets                               3.01(2)   2.23       2.63       2.43      2.21
Return on average assets                       0.57      1.31       1.00       1.10      1.42


                                       6



Return on average equity                       1.99      4.88       3.70       4.41      6.02
Average equity as a percent of average assets 28.50     26.76      26.99      25.02     23.54




                                                  At or For the Nine Months          At or For the
                                                     Ended September 30,        Year Ended December 31,
                                                  -------------------------   ------------------------------
                                                     1996           1995        1995       1994       1993
                                                  ----------     ----------   --------   --------   --------

Asset Quality Ratios(4):
Nonperforming loans as a percent of total loans
 receivable(5)                                       0.73%          0.57        0.51%     0.49%      1.23%
Nonperforming assets as a percent of total
 assets(5)                                           0.37           0.27        0.27      0.27       0.60
Allowance for loan losses as a percent of
 total loans receivable                              0.78           0.83        0.80      0.85       0.90
Allowance for loan losses as a percent of
 nonperforming loans                               106.65         145.65      156.80    175.13      73.12
Net charge-offs as a percent of average loans
 receivable                                            --           0.03        0.08      0.15       0.11

CAPITAL RATIOS(4):
Tangible capital ratio                              27.79%         27.09%      27.35%    25.90%    24.30%
Core capital ratio                                  27.79          27.09       27.35     25.90     24.30
Risk-based capital ratio                            80.10          91.72       93.60     90.00     89.40



-------------------
(1) In the opinion of management, financial information at September 30, 1996 and for the nine months ended September 30, 1996 and 1995 reflects all adjustments (consisting only of normal recurring accruals) which are necessary to present fairly the results of such interim periods.

(2) Includes $413,000, pre-tax, of a one-time assessment to recapitalize the SAIF. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Exclusive of such one-time assessment, the ratio of noninterest expense to average assets would have been 2.37% for the nine months ended September 30, 1996.

(3) With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods and are annualized where appropriate.

(4) Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin represents net interest income as a percent of average interest-earning assets.

(5) Asset Quality Ratios and Capital Ratios are end of period ratios, except for net charge-offs to average loans receivable.

(6) Nonperforming assets consist of non-accruing loans, net REO and net non-accruing investment securities. Non-accruing loans consist of loans which are 90 days or more past due, while REO consists of real estate acquired through foreclosure, real estate acquired by acceptance of a deed-in-lieu of foreclosure and in-substance foreclosures. Nonperforming assets totalled $316,093 at September 30, 1996. At September 30, 1996, the Association had no troubled debt restructurings. See "Business - Asset Quality."

                            BUSINESS PURPOSES OF CONVERSION


    The Association, as a Louisiana-chartered mutual savings and loan association, does not have stockholders and has no authority to issue capital stock. By converting to the capital stock form of organization, the Association will be structured in the form used by commercial banks, most business entities and a growing number of savings institutions. The Conversion will result in an increase in the capital base of the Association and the Company, which will support the operations of the Association and Company.

    The Conversion will permit the Association's customers and members of the local community and of the general public to become equity owners and to share in the future of the Company and the Association. The Conversion will also provide additional funds for lending and investment activities, facilitate future access to the capital markets, enhance the ability of the Company to diversify and expand into other markets and enable the Association to compete more effectively with other financial institutions.

    The holding company form of organization will provide additional flexibility to diversify the Company's and the Association's business activities through existing or newly formed subsidiaries, or through acquisition of or mergers with other financial institutions, as well as other companies. Although there are no current arrangements, understandings or agreements regarding any such opportunities, the Company will be in a position after the Conversion, subject to regulatory limitations and the Company's financial position, to take advantage of any such opportunities that may arise.

    After completion of the Conversion, the unissued common and preferred stock authorized by the Company's Articles of Incorporation will permit the Company, subject to market conditions and applicable regulatory approvals, to raise additional equity capital through further sales of securities, and to issue securities in connection with possible acquisitions. At the present time, the Company has no plans with respect to additional offerings of securities, other than the possible issuance of additional shares to the Recognition Plan or upon exercise of stock options. Following the Conversion, the Company will also be able to use stock-related incentive programs to attract and retain executive and other personnel for itself and its subsidiaries.

    In adopting the Plan, the Board of Directors of the Association determined that the Conversion was advisable and in the best interests of its members and the Association and further determined that the interests of certain holders of its deposit accounts in the net worth of the Association would be equitably provided for and that the Conversion would not have any adverse impact on the reserves and net worth of the Association.

                                    THE CONVERSION


    THE BOARD OF DIRECTORS OF THE COMPANY AND THE ASSOCIATION HAVE APPROVED THE PLAN OF CONVERSION, AS HAS THE OTS AND THE OFI, SUBJECT TO APPROVAL BY THE MEMBERS OF GUARANTY SAVINGS ENTITLED TO VOTE ON THE MATTER AND THE SATISFACTION OF CERTAIN OTHER CONDITIONS. SUCH OTS AND OFI APPROVALS, HOWEVER, DO NOT CONSTITUTE A RECOMMENDATION OR ENDORSEMENT OF THE PLAN BY EITHER OF SUCH AGENCIES.


GENERAL

    On October 10, 1996, the Board of Directors of the Association unanimously adopted the Plan, pursuant to which the Association will be converted from a Louisiana-chartered mutual savings and loan association to a Louisiana-chartered stock savings and loan association to be known as "Guaranty Savings and Association," and the Company will offer and sell the Common Stock. It is intended that all of the common stock of the Association following the Conversion will be held by the Company, which is incorporated under Louisiana law. The Plan has been approved by the OTS and the OFI, subject to, among other things, approval of the Plan by the members of the Association. A Special Meeting has been called for this purpose to be held on _____ __, 1997.

    In adopting the Plan, the Board of Directors of the Association determined that the Conversion was advisable and in the best interests of its members and the Association and further determined that the interests of certain holders of its deposit accounts in the net worth of the Association would be equitably provided for and that the Conversion would not have any adverse impact on the reserves and net worth of the Association.

    The Company has received approval from the OTS and the OFI to become a savings and loan holding company and to acquire all of the common stock of the Association to be issued in connection with the Conversion. The Company plans to retain 50% of the net proceeds from the sale of the Common Stock, with all the remaining proceeds used to purchase all of the then to be issued and outstanding capital stock of the Association. Based on the minimum and maximum of the Estimated Valuation Range, approximately $1,768,000 and $2,392,000, respectively, of the net proceeds retained by the Company are intended to be used to loan funds to the ESOP to enable the ESOP to purchase up to 8% of the Common Stock. The Conversion will be effected only upon completion of the sale of all of the shares of Common Stock to be issued pursuant to the Plan.

    The Plan provides generally that, in connection with the Conversion, the Company will offer shares of Common Stock for sale in the Subscription Offering to the Association's Eligible Account Holders, ESOP, Supplemental Eligible Account Holders, Other Members, officers, directors and employees of the Association and in a concurrent Community Offering to certain members of the general public, subject to the prior rights of holders of subscription rights. See "- Subscription Offering and Subscription Rights" and "- Community Offering." It is anticipated that all shares not subscribed for in the Subscription and Community Offerings will be offered for sale by the Company to the general public in a Syndicated Community Offering. See "- Syndicated Community Offering." The Company and the Association have the right to accept or reject, in whole or in part, any orders to purchase shares of Common Stock received in the Community Offering or in the Syndicated Community Offering.

    The aggregate price of the shares of Common Stock to be issued in the Conversion within the Estimated Valuation Range, currently estimated to be between $22,100,000 and $29,900,000, will be determined based upon an independent appraisal of the estimated pro forma market value of the Common Stock. All shares of Common Stock to be issued and sold in the Conversion will be sold at the same price. The independent appraisal will be affirmed or, if necessary, updated at the completion of the Subscription and Community Offerings, if all shares are subscribed for, or at the completion of the Syndicated Community Offering. The appraisal has been performed by RP Financial, a consulting firm experienced in the valuation and appraisal of savings institutions. See "- Stock Pricing and Number of Shares to be Issued" for more information as to the determination of the estimated pro forma market value of the Common Stock.

    The following is a brief summary of pertinent aspects of the Conversion. The summary is qualified in its entirety by reference to the provisions of the Plan. A copy of the Plan is available for inspection at the offices of the Association and at the offices of the OTS. The Plan is also filed as an exhibit to the Registration Statement of which this Prospectus is a part, copies of which may be obtained from the SEC. See "Additional Information."

PURPOSES OF CONVERSION

    The Association, as a Louisiana-chartered mutual savings and loan association, does not have stockholders and has no authority to issue capital stock. By converting to the capital stock form of organization, the Association will be structured in the form used by commercial banks, most business entities and a growing number of savings institutions. The Conversion will result in an increase in the capital base of the Association and the Company, which will support the operations of the Association and Company.

    The Conversion will permit the Association's customers and members of the local community and of the general public to become equity owners and to share in the future of the Company and the Association. The Conversion will also provide additional funds for lending and investment activities, facilitate future access to the capital markets, enhance the ability of the Company to diversify and expand into other markets and enable the Association to compete more effectively with other financial institutions.

    The holding company form of organization will provide additional flexibility to diversify the Company's and the Association's business activities through existing or newly formed subsidiaries, or through acquisition of or mergers with other financial institutions, as well as other companies. Although there are no current arrangements, understandings or agreements regarding any such opportunities, the Company will be in a position after the Conversion, subject to regulatory limitations and the Company's financial position, to take advantage of any such opportunities that may arise.

    After completion of the Conversion, the unissued common and preferred stock authorized by the Company's Articles of Incorporation will permit the Company, subject to market conditions and applicable regulatory approvals, to raise additional equity capital through further sales of securities, and to issue securities in connection with possible acquisitions. At the present time, the Company has no plans with respect to additional offerings of securities, other than the possible issuance of additional shares to the Recognition Plan or upon exercise of stock options. Following the Conversion, the Company will also be able to use stock-related incentive programs to attract and retain executive and other personnel for itself and its subsidiaries.

EFFECTS OF CONVERSION

    GENERAL. Prior to the Conversion, each depositor in the Association has both a deposit account in the institution and a pro rata ownership interest in the net worth of the Association based upon the balance in his account, which interest may only be realized in the event of a liquidation of the Association. However, this ownership interest is tied to the depositor's account and has no tangible market value separate from such deposit account. Any person who opens a deposit account obtains a pro rata ownership interest in the net worth of the Association without any additional payment beyond the amount of the deposit. A depositor who reduces or closes his account receives a portion or all of the balance in the account but nothing for his ownership interest in the net worth of the Association, which is lost to the extent that the balance in the account is reduced.

    Consequently, the depositors of the Association normally have no way to realize the value of their ownership interest, which has realizable value only in the unlikely event that the Association is liquidated. In such event, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of the Association after other claims, including claims of depositors to the amount of their deposits, are paid.

    When the Association converts to stock form, permanent nonwithdrawable capital stock will be created to represent the ownership of the net worth of the Association, and the Association will become a wholly owned subsidiary of the Company. The Common Stock of the Association and the Company is separate and apart from deposit accounts of the Association and cannot be and is not insured by the FDIC or any other governmental agency. Certificates are issued to evidence ownership of the permanent stock of the Association and the Company. The stock certificates are transferable, and therefore the stock may be sold or traded if a purchaser is available with no effect on any account the seller may hold in the Association.

    Continuity. While the Conversion is being accomplished, the normal business of the Association of accepting deposits and making loans will continue without interruption. The Association will continue to be subject to regulation by the OTS, the OFI and the FDIC. After the Conversion, the Association will continue to provide services for depositors and borrowers under current policies by its present management and staff.

    The directors and officers of the Association at the time of the Conversion will continue to serve as directors and officers of the Association after the Conversion. The directors and officers of the Company consist of individuals currently serving as directors and officers of the Association, and they will retain their positions in the Association after the Conversion.

    Effect on Deposit Accounts. Under the Plan, each depositor in the Association at the time of the Conversion will automatically continue as a depositor after the Conversion, and each such deposit account will remain the same with respect to deposit balance, interest rate and other terms, except to the extent that funds in the account are withdrawn to purchase the Common Stock and except with respect to voting and liquidation rights. Each such account will be insured by the FDIC to the same extent as before the Conversion. Depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts.

    Effect on Loans. No loan outstanding from the Association will be affected by the Conversion, and the amount, interest rate, maturity and security for each loan will remain as they were contractually fixed prior to the Conversion.

    Effect on Voting Rights of Members. At present, all depositors and certain borrowers of the Association are members of, and have voting rights in, the Association as to all matters requiring membership action. Upon completion of the Conversion, depositors and borrowers will cease to be members and will no longer be entitled to vote at meetings of the Association. Upon completion of the Conversion, all voting rights in the Association will be vested in the Company as the sole stockholder of the Association. Exclusive voting rights with respect to the Company will be vested in the holders of Common Stock. Depositors of and borrowers from the Association will not have voting rights in the Company after the Conversion, except to the extent that they become stockholders of the Company.

    Tax Effects. Consummation of the Conversion is conditioned on prior receipt by the Company and the Association of rulings or opinions with regard to federal and Louisiana income taxation which indicate that the adoption and implementation of the Plan of Conversion described herein will not be taxable for federal or Louisiana income tax purposes to the Company and the Association or the Association's Eligible Account Holders or Supplemental Eligible Account Holders, except as discussed below. The Association has received favorable opinions regarding the federal and Louisiana income tax consequences of the Conversion. See "- Tax Aspects."

    Effect on Liquidation Rights. Were the Association to liquidate, all claims of the Association's creditors (including those of depositors, to the extent of their deposit balances) would be paid first. Thereafter, if there were any assets remaining, members of the Association would receive such remaining assets, pro rata, based upon the deposit balances in their deposit accounts at the Association immediately prior to liquidation. In the unlikely event that the Association were to liquidate after the Conversion, all claims of creditors (including those of depositors, to the extent of their deposit balances) would also be paid first, followed by distribution of the "liquidation account" to certain depositors (see "- Liquidation Rights"), with any assets remaining thereafter distributed to the Company as the holder of the Association's capital stock. Pursuant to the rules and regulations of the OTS, a post-Conversion merger, consolidation, sale of bulk assets or similar combination or transaction with another insured savings institution would not be considered a liquidation and, in such a transaction, the liquidation account would be required to be assumed by the surviving institution.

Stock Pricing and Number of Shares to be Issued

    The Plan of Conversion requires that the purchase price of the Common Stock must be based on the appraised pro forma market value of the Common Stock, as determined on the basis of an independent valuation. The Association has retained RP Financial to make such valuation. For its services in making such appraisal, RP Financial's fees and out-of-pocket expenses are estimated to be $15,250. The Association has agreed to indemnify RP Financial and any employees of RP Financial who act for or on behalf of RP Financial in connection with the appraisal against any and all loss, cost, damage, claim, liability or expense of any kind

(including claims under federal and state securities laws) arising out of any misstatement or untrue statement of a material fact or an omission to state a material fact in the information supplied by the Association to RP Financial, unless RP Financial is determined to be negligent or otherwise at fault.

    An appraisal has been made by RP Financial in reliance upon the information contained in this Prospectus, including the Financial Statements. RP Financial also considered the following factors, among others: the present and projected operating results and financial condition of the Company and the Association and the economic and demographic conditions in the Association's existing marketing area; certain historical, financial and other information relating to the Association; a comparative evaluation of the operating and financial statistics of the Association with those of other similarly situated publicly traded savings institutions located in Louisiana and other regions of the United States; the aggregate size of the offering of the Common Stock; the impact of the Conversion on the Association's net worth and earnings potential; the proposed dividend policy of the Company and the Association; and the trading market for securities of comparable institutions and general conditions in the market for such securities. In its review of the appraisal provided by RP Financial, the Board of Directors reviewed the methodologies and the appropriateness of the assumptions used by RP Financial in addition to the factors enumerated above, and the Board of Directors believes that such assumptions were reasonable.

    On the basis of the foregoing, RP Financial has advised the Company and the Association that in its opinion, dated December 20, 1996, the estimated pro forma market value of the Common Stock ranged from a minimum of $22,100,000 to a maximum of $29,900,000 with a midpoint of $26,000,000. The Boards of Directors of the Company and the Association determined that the Common Stock should be sold at $10.00 per share, resulting in a range of 2,210,000 to 2,990,000 shares of Common Stock being offered. The Estimated Valuation Range may be amended with the approval of the OTS and the OFI, if required, or if necessitated by subsequent developments in the financial condition of the Company and the Association or market conditions generally, or to fill the order of the ESOP. In the event the Estimated Valuation Range is updated to amend the
value of the Association below $22,100,000   or above $34,385,000  (the maximum
of the Estimated Valuation Range, as adjusted by 15%), the new appraisal will be filed with the SEC by post-effective amendment.

    Based upon current market and financial conditions and recent practices and policies of the OTS, in the event the Company receives orders for Common Stock in excess of $29,900,000 (the maximum of the Estimated Valuation Range) and up to $34,385,000 (the maximum of the Estimated Valuation Range, as adjusted by 15%), the Company may be required by the OTS to accept all such orders. No assurances, however, can be made that the Company will receive orders for Common Stock in excess of the maximum of the Estimated Valuation Range or that, if such orders are received, that all such orders will be accepted because the Company's final valuation and number of shares to be issued are subject to the receipt of an updated appraisal from RP Financial which reflects such an increase in the valuation and the approval of such increase by the OTS. In addition, an increase in the number of shares above 2,990,000 shares will first be used, if necessary, to fill the order of the ESOP. There is no obligation or understanding on the part of management to take and/or pay for any shares in order to complete the Conversion.

    RP Financial's valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing such shares. RP Financial did not independently verify the Financial Statements and other information provided by the Association, nor did RP Financial value independently the assets or liabilities of the Association. The valuation considers the Association as a going concern and should not be considered as an indication of the liquidation value of the Association. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing Common Stock in the Conversion will thereafter be able to sell such shares at prices at or above the Purchase Price or in the range of the foregoing valuation of the pro forma market value thereof.

    Prior to completion of the Conversion, the maximum of the Estimated Valuation Range may be increased up to 15% and the number of shares of Common Stock may be increased to up to 3,438,500 shares to reflect changes in market and financial conditions or to fill the order of the ESOP, without the resolicitation of subscribers. See "- Limitations on Common Stock Purchases" as to the method of distribution and allocation of additional shares that may be issued in the event of an increase in the Estimated Valuation Range to fill unfilled orders in the Subscription Offering.

    No sale of shares of Common Stock in the Conversion may be consummated unless prior to such consummation RP Financial confirms that nothing of a material nature has occurred which, taking into account all relevant factors, would cause it to conclude that the Purchase Price is materially incompatible with the estimate of the pro forma market value of a share of Common Stock upon consummation of the Conversion. If such is not the case, a new Estimated Valuation Range may be set and a new Subscription and Community Offering and/or Syndicated Community Offering may be held or such other action may be taken as the Company and the Association shall determine and the OTS and the OFI may permit or require.

    Depending upon market or financial conditions following the commencement of the Subscription Offering, the total number of shares of Common Stock may be increased or decreased without a resolicitation of subscribers, provided that the product of the total number of shares times the Purchase Price is not below the minimum or more than 15% above the maximum of the Estimated Valuation Range. In the event market or financial conditions change so as to cause the aggregate Purchase Price of the shares to be below the minimum of the Estimated Valuation Range or more than 15% above the maximum of such range, purchasers will be resolicited (i.e., permitted to continue their orders, in which case they will need to affirmatively reconfirm their subscriptions prior to the expiration of the resolicitation offering or their subscription funds will be promptly refunded with interest at the Association's passbook rate of interest, or be permitted to modify or rescind their subscriptions). Any change in the Estimated Valuation Range must be approved by the OTS. If the number of shares of Common Stock issued in the Conversion is increased due to an increase of up to 15% in the Estimated Valuation Range to reflect changes in market or financial conditions or to fill the order of the ESOP, persons who subscribed for the maximum number of shares will be given the opportunity to subscribe for the adjusted maximum number of shares. See "- Limitations on Common Stock Purchases."

    An increase in the number of shares of Common Stock as a result of an increase in the estimated pro forma market value would decrease both a subscriber's ownership interest and the Company's pro forma net income and stockholders' equity on a per share basis while increasing pro forma net income and stockholders' equity on an aggregate basis. A decrease in the number of shares of Common Stock would increase both a subscriber's ownership interest and the Company's pro forma net income and stockholders' equity on a per share basis while decreasing pro forma net income and stockholders' equity on an aggregate basis. See "Pro Forma Data."

    Copies of the appraisal report of RP Financial, including any amendments thereto, and the detailed report of the appraiser setting forth the method and assumptions for such appraisal are available for inspection at the main office of the Association and the other locations specified under "Additional Information."

Subscription Offering and Subscription Rights

    In accordance with the Plan of Conversion, rights to subscribe for the purchase of Common Stock have been granted under the Plan of Conversion to the following persons in the following order of descending priority: (1) Eligible Account Holders, (2) the ESOP, (3) Supplemental Eligible Account Holders, (4) Other Members, and (5) directors, officers and employees of the Association. All subscriptions received will be subject to the availability of Common Stock after satisfaction of all subscriptions of all persons having prior rights in the Subscription Offering and to the maximum and minimum purchase limitations set forth in the Plan of Conversion and as described below under "- Limitations on Common Stock Purchases."

    Priority 1: Eligible Account Holders. Each Eligible Account Holder will receive, without payment therefor, first priority, nontransferable subscription rights to subscribe for in the Subscription Offering up to the greater of (i) $250,000 of Common Stock, (ii) one-tenth of one percent (0.10%) of the total offering of shares of Common Stock or (iii) 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Common Stock to be issued by a fraction, of which the numerator is the amount of the Eligible Account Holder's qualifying deposit and the denominator of which is the total amount of qualifying deposits of all Eligible Account Holders, in each case as of the close of business on September 30, 1995 (the "Eligibility Record Date"), subject to the overall purchase limitations. See "- Limitations on Common Stock Purchases."

    If there are not sufficient shares available to satisfy all subscriptions, shares first will be allocated among subscribing Eligible Account Holders so as to permit each such Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, any shares remaining after each subscribing Eligible Account Holder has been allocated the lesser of the number of shares subscribed for or 100 shares will be allocated among the subscribing Eligible Account Holders whose subscriptions remain unfilled in the proportion that the amounts of their respective eligible deposits bear to the total amount of eligible deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled, provided that no fractional shares shall be issued. Subscription Rights of Eligible Account Holders will be subordinated to the priority rights of Tax-Qualified Employee Stock
Benefit Plans to purchase shares in excess of the maximum of the Estimated Valuation Range.

    To ensure proper allocation of stock, each Eligible Account Holder must list on his subscription order form all accounts in which he has an ownership interest. Failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed. The subscription rights of Eligible Account Holders who are also directors or officers of the Association or their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to increased deposits in the year preceding September 30, 1995.

    Priority 2: Employee Stock Ownership Plan. The ESOP will receive, without payment therefor, second priority, nontransferable subscription rights to purchase, in the aggregate, up to 10% of the Common Stock, including any increase in the number of shares of Common Stock after the date hereof as a result of an increase of up to 15% in the maximum of the Estimated Valuation Range. The ESOP intends to purchase 8% of the shares of Common Stock, or 176,800 shares and 239,200 shares based on the minimum and maximum of the Estimated Valuation Range, respectively. Subscriptions by the ESOP will not be aggregated with shares of Common Stock purchased directly by or which are otherwise attributable to any other participants in the Subscription and Community Offerings, including subscriptions of any of the Association's directors, officers, employees or associates thereof. In the event that the total number of shares offered in the Conversion is increased to an amount greater than the number of shares representing the maximum of the Estimated Valuation Range ("Maximum Shares"), the ESOP will have a priority right to purchase any such shares exceeding the Maximum Shares up to an aggregate of 10% of the Common Stock. See "Management of the Company - Benefits - Employee Stock Ownership Plan."

    Priority 3: Supplemental Eligible Account Holders. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders and the ESOP, each Supplemental Eligible Account Holder will receive, without payment therefor, third priority, nontransferable subscription rights to subscribe for in the Subscription Offering up to the greater of (i) $250,000 of Common Stock, (ii) one-tenth of one percent (0.10%) of the total offering of shares of Common Stock or (iii) 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Common Stock to be issued by a fraction, of which the numerator is the amount of the Supplemental Eligible Account Holder's qualifying deposit and the denominator of which is the total amount of qualifying deposits of all Supplemental Eligible Account Holders, in each case as of the close of business on ___________, 199_ (the "Supplemental Eligibility Record Date"), subject to the overall purchase limitations. See "- Limitations on Common Stock Purchases."

    If there are not sufficient shares available to satisfy all subscriptions of all Supplemental Eligible Account Holders, available shares first will be allocated among subscribing Supplemental Eligible Account Holders so as to permit each such Supplemental Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, any shares remaining available will be allocated among the Supplemental Eligible Account Holders whose subscriptions remain unfilled in the proportion that the amounts of their respective eligible deposits bear to the total amount of eligible deposits of all subscribing Supplemental Eligible Account Holders whose subscriptions remain unfilled, provided that no fractional shares shall be issued.

    Priority 4: Other Members. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders, the ESOP and Supplemental Eligible Account Holders, each Other Member will receive, without payment therefor, fourth priority, nontransferable subscription rights to subscribe for Common Stock in the Subscription Offering up to the greater of
(i) $250,000 of Common Stock or (ii) one-tenth of one percent (0.10%) of the total offering of shares of Common Stock, subject to the overall purchase limitations. See "- Limitations on Common Stock Purchases."

    In the event the Other Members subscribe for a number of shares which, when added to the shares subscribed for by Eligible Account Holders, the ESOP and Supplemental Eligible Account Holders, is in excess of the total number of shares of Common Stock offered in the Conversion, available shares first will be allocated so as to permit each subscribing Other Member, to the extent possible, to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, any remaining shares will be allocated among such subscribing Other Members on a pro rata basis in the same proportion as each Other Member's subscription bears to the total subscriptions of all subscribing Other Members, provided that no fractional shares shall be issued.

    Priority 5: Directors, Officers and Employees. To the extent that there are sufficient shares remaining after satisfaction of all subscriptions by Eligible Account Holders, the ESOP, Supplemental Eligible Account Holders and Other Members, then directors, officers and employees of the Association will receive, without payment therefor, fifth priority, nontransferable subscription rights to subscribe for, in this category, an aggregate of up to 20% of the shares of Common Stock offered in the Subscription Offering. The ability of directors, officers and employees to purchase Common Stock under this category is in addition to rights which are otherwise available to them under the Plan as they may fall within higher priority categories, and the Plan generally allows such persons to purchase in the aggregate up to 34% of Common Stock sold in the Conversion. See "- Limitations on Common Stock Purchases."

    In the event of an oversubscription in this category, subscription rights will be allocated among the individual directors, officers and employees on a point system basis, whereby such individuals will receive subscription rights in the proportion that the number of points assigned to each of them bears to the total points assigned to all directors, officers and employees, provided that no fractional shares shall be issued. One point will be assigned for each year of service with the Association, one point for each salary increment of $5,000 per annum and five points for each office presently held in the Association, including directorships. For information as to the number of shares proposed to be purchased by certain of the directors and officers, see "Proposed Management Purchases."

    Expiration Date for the Subscription Offering. The Subscription Offering will expire at 12:00 noon, Central Time, on _________ __, 199_ (the "Subscription Expiration Date"), unless extended for up to 45 days or for such additional periods by the Company and the Association as may be approved by the OTS and the OFI. The Subscription Offering may not be extended beyond _______ __, 199_. Subscription rights which have not been exercised prior to the Subscription Expiration Date (unless extended) will become void.

    The Company and the Association will not execute orders until at least the minimum number of shares of Common Stock (2,210,000 shares) have been subscribed for or otherwise sold. If all shares have not been subscribed for or sold within 45 days after the Subscription Expiration Date, unless such period is extended with the consent of the OTS and the OFI, all funds delivered to the Association pursuant to the Subscription Offering will be returned promptly to the subscribers with interest and all withdrawal authorizations will be cancelled. If an extension beyond the 45-day period following the Subscription Expiration Date is granted, the Company and the Association will notify subscribers of the extension of time and of any rights of subscribers to modify or rescind their subscriptions.

Community Offering

    To the extent that shares remain available for purchase after satisfaction of all subscriptions of Eligible Account Holders, the ESOP, Supplemental Eligible Account Holders, Other Members and directors, officers and employees of the Association, the Company and the Association have determined to offer shares pursuant to the Plan to certain members of the general public, with preference given to natural persons residing in Orleans, St. Tammany and Jefferson Parishes, Louisiana (such natural persons referred to as "Preferred Subscribers"). Such persons, together with associates of and persons acting in concert with such persons, may purchase up to the greater of (i) $250,000 or 25,000 shares of Common Stock, or (ii) one-tenth of one percent (0.10%) of the total offering of shares of Common Stock, subject to the maximum purchase limitations. See "- Limitations on Common Stock Purchases." This amount may be increased at the sole discretion of the Company and the Association up to 5% or decreased to as low as 1% of the total offering of shares in the Subscription Offering. The opportunity to subscribe for shares of Common Stock in the Community Offering category is subject to the right of the Company and the Association, in their sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the Subscription Expiration Date.

    If there are not sufficient shares available to fill the orders of Preferred Subscribers after completion of the Subscription and Community Offerings, such stock will be allocated first to each Preferred Subscriber whose order is accepted by the Company, in an amount equal to the lesser of 100 shares or the number of shares subscribed for by each such Preferred Subscriber, if possible. Thereafter, unallocated shares will be allocated among the Preferred Subscribers whose accepted orders remain unsatisfied in the same proportion that the unfilled subscription of each (up to 2% of the total offering) bears to the total unfilled subscriptions of all Preferred Subscribers whose accepted orders remains unsatisfied, provided that no fractional shares shall be issued. Orders for Common Stock in the Community Offering will first be filled to a maximum of 2% of the total number of shares of Common Stock sold in the Conversion and thereafter any remaining shares shall be allocated on an equal number of shares basis per order until all orders have been filled. If there are any shares remaining, shares will be allocated to other members of the general public who subscribe in the Community Offering applying the same allocation described above for Preferred Subscribers.

Syndicated Community Offering

    As a final step in the Conversion, the Plan provides that, if feasible, all shares of Common Stock not purchased in the Subscription and Community Offerings may be offered for sale to the general public in a Syndicated Community Offering through a syndicate of registered broker-dealers to be formed. The Company and the Association expect to market any shares which remain unsubscribed after the Subscription and Community Offerings through a Syndicated Community Offering. The Company and the Association have the right to reject orders in whole or part in their sole discretion in the Syndicated Community Offering. Neither Webb nor any registered broker-dealer shall have any obligation to take or purchase any shares of Common Stock in the Syndicated Community Offering; however, Webb has agreed to use its best efforts in the sale of shares in the Syndicated Community Offering.

    The price at which Common Stock is sold in the Syndicated Community Offering will be the same price at which shares are offered and sold in the Subscription and Community Offerings. No person will be permitted to subscribe in the Syndicated Community Offering for more than $250,000 or 25,000 shares of Common Stock, subject to the maximum purchase limitations. See "- Limitations on Common Stock Purchases." This amount may be increased to up to 5% of the total offering of shares in the Subscription Offering, provided that orders for Common Stock in the Syndicated Community Offering will first be filled to a maximum of 2% of the total number of shares of Common Stock sold in the Conversion. Thereafter, any remaining shares will be allocated on an equal number of shares basis per order until all orders have been filled. The purchase limit may also be decreased to as low as 1% of the total offering of shares.

    Webb may enter into agreements with broker-dealers ("Selected Dealers") to assist in the sale of the shares in the Syndicated Community Offering, although no such agreements exist as of the date of this Prospectus. No orders may be placed or filled by or for a Selected Dealer during the Subscription Offering. After the close of the Subscription Offering, Webb will instruct Selected Dealers as to the number of shares to be allocated to each Selected Dealer.
Only after the close of the Subscription Offering and upon allocation of shares to Selected Dealers may Selected Dealers take orders from their customers. During the Subscription and Community Offerings, Selected Dealers may only solicit indications of interest from their customers to place orders with the Company as of a certain date ("Order Date") for the purchase of shares of Common Stock. When and if Webb and the Company believe that enough indications of interest and orders have not been received in the Subscription and Community Offerings to consummate the Conversion, Webb will request, as of the Order Date, Selected Dealers to submit orders to purchase shares for which they have previously received indications of interest from their customers. Selected Dealers will send confirmations of the orders to such customers on the next business day after the Order Date. Selected Dealers will debit the accounts of their customers on the "Settlement Date" which date will be three business days from the Order Date. Customers who authorize Selected Dealers to debit their brokerage accounts are required to have the funds for payment in their account on but not before the Settlement Date. On the Settlement Date, Selected Dealers will remit funds to the account established by the Association for each Selected Dealer. Each customer's funds so forwarded to the Association, along with all other accounts held in the same title, will be insured by the FDIC up to $100,000 in accordance with applicable FDIC regulations. After payment has been received by the Association from Selected Dealers, funds will earn interest at the Association's passbook rate until the consummation or termination of the

Conversion. Funds will be promptly returned, with interest, in the event the Conversion is not consummated as described above.

    The Syndicated Community Offering will terminate no more than 45 days following the Subscription Expiration Date, unless extended by the Company and the Association with the approval of the OTS and the OFI. See "- Stock Pricing and Number of Shares to be Issued in the Conversion" above for a discussion of rights of subscribers, if any, in the event an extension is granted.

Persons in Nonqualified States or Foreign Countries

    The Company and the Association will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock pursuant to the Plan reside. However, the Company and the Association are not required to offer stock in the Subscription Offering to any person who resides in a foreign country or resides in a state of the United States with respect to which: (a) the number of persons otherwise eligible to subscribe for shares under the Plan who reside in such jurisdiction is small;
(b) the granting of subscription rights or the offer or sale of shares of Common Stock to such persons would require any of the Company and the Association or their officers, directors or employees, under the laws of such jurisdiction, to register as a broker, dealer, salesman or selling agent or to register or otherwise qualify its securities for sale in such jurisdiction or to qualify as a foreign corporation or file a consent to service of process in such jurisdiction; and (c) such registration, qualification or filing in the judgment of the Company and the Association would be impracticable or unduly burdensome for reasons of costs or otherwise. Where the number of persons eligible to subscribe for shares in one state is small, the Company and the Association will base their decision as to whether or not to offer the Common Stock in such state on a number of factors, including but not limited to the size of accounts held by account holders in the state, the cost of registering or qualifying the shares or the need to register the Company, its officers, directors or employees as brokers, dealers or salesmen.

Limitations on Common Stock Purchases

    The Plan includes the following limitations on the number of shares of Common Stock which may be purchased in the Conversion:

         (1) No fewer than 25 shares of Common Stock may be purchased, to the extent such shares are available;

         (2) Each Eligible Account Holder may subscribe for and purchase in the Subscription Offering up to the greater of (i) $250,000 or 25,000 shares of Common Stock, (ii) one-tenth of one percent (0.10 %) of the total offering of shares of Common Stock or (iii) 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Common Stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Eligible Account Holders, in each case as of the close of business on the Eligibility Record Date, subject to the overall limitation in clause (7) below;

         (3) The ESOP may purchase in the aggregate up to 10% of the shares of Common Stock, including any additional shares issued in the event of an increase in the Estimated Valuation Range; although at this time it intends to purchase only 8% of such shares;

         (4) Each Supplemental Eligible Account Holder may subscribe for and purchase in the Subscription Offering up to the greater of (i) $250,000 or 25,000 shares of Common Stock, (ii) one-tenth of one percent (0.10%) of the total offering of shares of Common Stock or (iii) 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Common Stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Supplemental Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Supplemental Eligible Account Holders, in each case as of the close of business on the Supplemental Eligibility Record Date, subject to the overall limitation in clause (7) below;

         (5) Each Other Member or any Person purchasing shares of Common Stock in the Community Offering may subscribe for and purchase in the Subscription Offering or Community Offering, as the case may be, up to the greater of (i) $250,000 or 25,000 shares of Common Stock or (ii) one-tenth of one percent (0.10%) of the total offering of shares of Common Stock, subject to the overall limitation in clause (7) below;

         (6) Persons purchasing shares of Common Stock in the Community offering or Syndicated Community Offering may purchase in the Community Offering or Syndicated Community Offering up to $250,000 or 25,000 shares of Common Stock, subject to the overall limitation in clause (7) below;

         (7) Except for the ESOP and certain Eligible Account Holders and Supplemental Eligible Account Holders whose subscription rights are based upon the amount of their deposits, the maximum number of shares of Common Stock subscribed for or purchased in all categories of the Conversion by any person, together with associates of and groups of persons acting in concert with such persons, shall not exceed $700,000 or 70,000 of shares of Common Stock issued in the Conversion; and

         (8) No more than 24% of the total number of shares offered for sale in the Subscription Offering may be purchased by directors and officers of the Association in the fourth priority category in the Subscription Offering. No more than 34% of the total number of shares offered for sale in the Conversion may be purchased by directors and officers of the Association and their associates in the aggregate, excluding purchases by the ESOP.

    Subject to any required regulatory approval and the requirements of applicable laws and regulations, but without further approval of the members of the Association, the individual amount permitted to be subscribed for may be increased up to a maximum of 5% of the number of shares sold in the Conversion and both the individual and the overall purchase limitations may be decreased to a minimum of 1% of the number of shares sold in the Conversion at the sole discretion of the Company and the Association. If such amount is increased, subscribers for the maximum amount will be, and certain other large subscribers in the sole discretion of the Company and the Association may be, given the opportunity to increase their subscriptions up to the then applicable limit.

    The term "associate" of a person is defined to mean (i) any corporation or other organization (other than the Company and the Association or a majority-owned subsidiary of the Association) of which such person is a director, officer or partner or is directly or indirectly the beneficial owner of 10% or more of any class of equity securities; (ii) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, provided, however, that such term shall not include any tax-qualified employee stock benefit plan of the Company and the Association in which such person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who either has the same home as such person or who is a director or officer of the Company and the Association or any of their subsidiaries.

    The term "acting in concert" is defined to mean (1) knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement, or (2) a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise. The Company and the Association may presume that certain persons are acting in concert based upon, among other things, joint account relationships and the fact that such persons have filed joint Schedules 13D with the SEC with respect to other companies.

Marketing Arrangements

    The Company and the Association have retained Webb to consult with and to advise the Association and the Company, and to assist the Company, on a best efforts basis, in the distribution of the shares of Common Stock in the Subscription and Community Offering. The services that Webb will provide include, but are not limited to (i) training the employees of the Association who will perform certain ministerial functions in the Subscription and Community Offering regarding the mechanics and regulatory requirements of the stock offering process, (ii) managing the Stock Information Center by assisting interested stock subscribers and by keeping records of all stock orders, (iii) preparing marketing materials, and (iv) assisting in the solicitation of proxies from the Association's members for use at the Special Meeting. For its services, Webb will receive a management fee of $30,000 and a success fee of 1.5% of the aggregate Actual Purchase Price of the shares of Common Stock sold in the Subscription Offering and Community Offering excluding shares purchased by the ESOP and officers, directors and employees of the Association and members of their immediate families. The success fee paid to Webb will be reduced by the amount of the management fee and, in any event, the success fee shall not exceed $375,000. In the event that selected dealers are used to assist in the sale of shares of Common Stock in the Community Offering, such dealers will be paid a fee of up to ___% of the aggregate Purchase Price of the shares sold by such dealers. The Company and the Association have agreed to reimburse Webb for its out-of-pocket expenses, and its legal fees up to a total of $________, and to indemnify Webb against certain claims or liabilities, including certain liabilities under the Securities Act, and will contribute to payments Webb may be required to make in connection with any such claims or liabilities.

    Sales of shares of Common Stock will be made primarily by registered representatives affiliated with Webb or by the broker-dealers managed by Webb.
A Stock Information Center will be established at the main office of the Association. The Company will rely on Rule 3a4-1 of the Exchange Act and sales of Common Stock will be conducted within the requirements of such Rule, so as to permit officers, directors and employees to participate in the sale of the Common Stock in those states where the law so permits. No officer, director or employee of the Company or the Association will be compensated directly or indirectly by the payment of commissions or other remuneration in connection with his or her participation in the sale of Common Stock.

Procedure for Purchasing Shares in the Subscription and Community Offerings

    To ensure that each purchaser receives a prospectus at least 48 hours before the Subscription Expiration Date (unless extended) in accordance with Rule 15c2-8 of the Exchange Act, no prospectus will be mailed any later than five days prior to such date or hand delivered any later than two days prior to such date. Execution of the order form will confirm receipt or delivery in accordance with Rule 15c2-8. Order forms will only be distributed with a prospectus.

    To purchase shares in the Subscription and Community Offerings, an executed order form with the required payment for each share subscribed for, or with appropriate authorization for withdrawal from a deposit account at the Association (which may be given by completing the appropriate blanks in the order form), must be received by the Association by 12:00 noon, Central Time, on the Subscription Expiration Date (unless extended). In addition, the Company and the Association will require a prospective purchaser to execute a certification in the form required by applicable OTS regulations in connection with any sale of Common Stock. Order forms which are not received by such time or are executed defectively or are received without full payment (or appropriate withdrawal instructions) are not required to be accepted. In addition, the Association will not accept orders submitted on photocopied or facsimilied order forms nor order forms unaccompanied by an executed certification form. The Company and the Association have the right to waive or permit the correction of incomplete or improperly executed forms, but do not represent that they will do so. Once received, an executed order form may not be modified, amended or rescinded without the consent of the Company and the Association, unless the Conversion has not been completed within 45 days after the end of the Subscription Offering, unless such period has been extended.

    In order to ensure that Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are properly identified as to their stock purchase priority, depositors as of the close of business on the Eligibility Record Date (September 30, 1995) or the Supplemental Eligibility Record Date (______ __, 199_) and depositors and borrowers as of the close of business on the Voting Record Date (______ __, 199_) must list all accounts on the stock order form giving all names in each account and the account numbers.

    Payment for subscriptions may be made (i) in cash if delivered in person at the main office of the Association, (ii) by check or money order, or (iii) by authorization of withdrawal from deposit accounts maintained with the Association. No wire transfers will be accepted. Interest will be paid on payments made by cash, check or money order at the Association's passbook rate of interest from the date payment is received until completion or termination of the Conversion. If payment is made by authorization of withdrawal from deposit accounts, the funds authorized to be withdrawn from a deposit account will continue to accrue interest at the contractual rates until completion or termination of the Conversion, but a hold will be placed on such funds, thereby making them unavailable to the depositor until completion or termination of the Conversion.

    If a subscriber authorizes the Association to withdraw the amount of the purchase price from his deposit account, the Association will do so as of the effective date of the Conversion. The Association will waive any applicable penalties for early withdrawal from certificate accounts. If the remaining balance in a certificate account is reduced below the applicable minimum balance requirement at the time that the funds actually are transferred under the authorization, the certificate will be cancelled at the time of the withdrawal, without penalty, and the remaining balance will earn interest at the passbook rate.

    If the ESOP subscribes for shares during the Subscription Offering, the ESOP will not be required to pay for the shares subscribed for at the time it subscribes, but rather, may pay for such shares of Common Stock subscribed for by it at the Purchase Price upon consummation of the Subscription and Community Offerings, if all shares are sold, or upon consummation of the Syndicated Community Offerings if shares remain to be sold in such offering, provided that there is in force from the time of its subscription until such time, a loan commitment from an unrelated financial institution or the Company to lend to the ESOP, at such time, the aggregate Purchase Price of the shares for which it subscribed.

    Owners of self-directed IRAs may use the assets of such IRAs to purchase shares of Common Stock in the Subscription and Community Offerings, provided that such IRAs are not maintained at the Association. Persons with IRAs maintained at the Association must have their accounts transferred to an unaffiliated institution or broker to purchase shares of Common Stock in the Subscription and Community Offerings. In addition, ERISA provisions and IRS regulations require that officers, directors and 10% stockholders who use self-directed IRA funds to purchase shares of Common Stock in the Subscription and Community Offerings make such purchases for the exclusive benefit of the IRAs. Any interested parties wishing to use IRA funds for stock purchases are advised to contact the Stock Sales Center at (504) ___-____ for additional information.

    Certificates representing shares of Common Stock purchased will be mailed to purchasers at the last address of such persons appearing on the records of the Association, or to such other address as may be specified in properly completed order forms, as soon as practicable following consummation of the Conversion. Any certificates returned as undeliverable will be disposed of in accordance with applicable law.

Restrictions on Transfer of Subscription Rights and Shares

    Pursuant to the rules and regulations of the OTS, no person with subscription rights may transfer or enter into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the Plan or the shares of Common Stock to be issued upon their exercise. Such rights may be exercised only by the person to whom they are granted and only for his account. Each person exercising such subscription rights will be required to certify that he is purchasing shares solely for his own account and that he has no agreement or understanding regarding the sale or transfer of such shares. Federal regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase such subscription rights or shares of Common Stock prior to the completion of the Conversion.

    The Company and the Association will refer to the OTS any situations that they believe may involve a transfer of subscription rights and will not honor orders known by them to involve the transfer of such rights.

Liquidation Rights

    In the unlikely event of a complete liquidation of the Association in its present mutual form, each depositor of the Association would receive his pro rata share of any assets of the Association remaining after payment of claims of all creditors (including the claims of all depositors to the withdrawal value of their accounts). Each depositor's pro rata share of such remaining assets would be in the same proportion as the value of his deposit account was to the total value of all deposit accounts in the Association at the time of liquidation. After the Conversion, each depositor, in the event of a complete liquidation of the Association, would have a claim as a creditor of the same general priority as the claims of all other general creditors of the Association. However, except as described below, his claim would be solely in the amount of the balance in his deposit account plus accrued interest. He would not have an interest in the value or assets of the Association above that amount.

    The Plan provides for the establishment, upon the completion of the Conversion, of a special "liquidation account" for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to the Association's net worth as of the date of its latest statement of financial condition contained in the final prospectus utilized in the Conversion. As of the date of this Prospectus, the initial balance of the liquidation account would be $____ million. Each Eligible Account Holder and Supplemental Eligible Account Holder, if he were to continue to maintain his deposit account at the Association, would be entitled, upon a complete liquidation of the Association after the Conversion, to an interest in the liquidation account prior to any payment to the Company as the sole stockholder of the Association. Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial interest in such liquidation account for each deposit account, including passbook accounts, NOW accounts, money market deposit accounts, and certificates of deposit, held in the Association at the close of business on September 30, 1995 or ________ __, 199_, as the case may be. Each Eligible Account Holder and Supplemental Eligible Account Holder will have a pro rata interest in the total liquidation account for each of his deposit accounts based on the proportion that the balance of each such deposit account on the September 30, 1995 eligibility record date (or the ______ __, 199_ supplemental eligibility record date, as the case may be) bore to the balance of all deposit accounts in the Association on such dates.

    If, however, on any September 30 annual closing date of the Association, commencing September 30, 1996, the amount in any deposit account is less than the amount in such deposit account on September 30, 1995 or _____ __, 199_, as the case may be, or any other annual closing date, then the interest in the liquidation account relating to such deposit account would be reduced by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Any assets remaining after the claims of general creditors (including the claims of all depositors to the withdrawal value of their accounts) and the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied would be distributed to the Company as the sole stockholder of the Association.

Tax Aspects

    Consummation of the Conversion is expressly conditioned upon prior receipt of either a ruling or an opinion of counsel with respect to federal tax laws, and either a ruling or an opinion with respect to Louisiana tax laws, to the effect that consummation of the transactions contemplated hereby will not result in a taxable reorganization under the provisions of the applicable codes or otherwise result in any adverse tax consequences to the Association, the Company or to account holders receiving subscription rights, except to the extent, if any, that subscription rights are deemed to have fair market value on the date such rights are issued.

    Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C., has issued an opinion to the Company and the Association to the effect that, for federal income tax purposes: (i) the Association's change in form from mutual to stock ownership will constitute a reorganization under Section 368(a)(1)(F) of the Code and neither the Association nor the Company will recognize any gain or loss as a result of the Conversion; (ii) no gain or loss will be recognized by the Association or the Company upon the purchase of the Association's capital stock by the Company; (iii) no gain or loss will be recognized by Eligible Account Holders and Supplemental Eligible Account Holders upon the issuance to them of deposit accounts in the Association in its stock form plus their interests in the liquidation account in exchange for their deposit accounts in the mutual Association; (iv) assuming the non-transferable subscription rights to purchase Common Stock have no value, the tax basis of the depositors' deposit accounts in the Association immediately after the Conversion will be the same as the basis of their deposit accounts immediately prior to the Conversion; (v) assuming the non-transferable subscription rights to purchase Common Stock have no value, the tax basis of each Eligible Account Holder's and Supplemental Eligible Account Holder's interest in the liquidation account will be zero; and (vi) the tax basis to the stockholders of the Common Stock of the Company purchased in the Conversion will be the amount paid therefor, and the holding period for the shares of Common Stock purchased by such persons will begin on the date of consummation of the Conversion if purchased through the exercise of subscription rights and on the day after the date of purchase if purchased in the Community Offering. LaPorte, Sehrt, Romig & Hand, Metairie, Louisiana, has also rendered an opinion to the effect that the foregoing tax effects of the Conversion under Louisiana law are substantially the same as they are under federal law.

    In the opinion of RP Financial, the subscription rights do not have any value, based on the fact that such rights are acquired by the recipients without cost, are nontransferable and of short duration, and afford the recipients the right only to purchase the Common Stock at a price equal to its estimated fair market value, which will be the same price as the Purchase Price for the unsubscribed shares of Common Stock. If the subscription rights granted to eligible subscribers are deemed to have an ascertainable value, receipt of such rights would be taxable probably only to those eligible subscribers who exercise the subscription rights (either as a capital gain or ordinary income) in an amount equal to such value, and the Company and the Association could recognize gain on such distribution.
Eligible subscribers are encouraged to consult with their own tax advisor as to the tax consequences in the event that such subscription rights are deemed to have an ascertainable value.

    Unlike private rulings, an opinion is not binding on the IRS, and the IRS could disagree with conclusions reached therein. In the event of such disagreement, there can be no assurance that the IRS would not prevail in a judicial or administrative proceeding.


Delivery of Certificates

    Certificates representing Common Stock issued in the Conversion will be mailed by the Company's transfer agent to the persons entitled thereto at the addresses of such persons appearing on the stock order form as soon as practicable following consummation of the Conversion. Any certificates returned as undeliverable will be held by the Company until claimed by persons legally entitled thereto or otherwise disposed of in accordance with applicable law. Until certificates for Common Stock are available and delivered to subscribers, such subscribers may not be able to sell the shares of Common Stock for which they have subscribed, even though trading of the Common Stock may have commenced.

Required Approvals

    Various approvals of the OTS and OFI are required in order to consummate the Conversion. The OTS and OFI have approved the Plan of Conversion, subject to approval by the Association's members and other standard conditions. The Company's holding company application is currently pending.

    The Company is required to make certain filings with state securities regulatory authorities in connection with the issuance of Common Stock in the Conversion.

Judicial Review

    Any person aggrieved by a final action of the OTS which approves, with or without conditions, or disapproves a plan of conversion may obtain review of such action by filing in the court of appeals of the United States for the circuit in which the principal office or residence of such person is located, or in the United States Court of Appeals for the District of Columbia, a written petition praying that the final action of the OTS be modified, terminated or set aside. Such petition must be filed within 30 days after the publication of notice of such final action in the Federal Register, or 30 days after the mailing by the applicant of the notice to members as provided for in 12 C.F.R.
Section 563b.6(c), whichever is later. The further procedure for review is as follows: A copy of the petition is forthwith transmitted to the OTS by the clerk of the court and thereupon the OTS files in the court the record in proceeding, as provided in Section 2112 of Title 28 of the United States Code. Upon the filing of the petition, the court has jurisdiction, which upon the filing of the record is exclusive, to affirm, modify, terminate, or set aside in whole or in part, the final action of the OTS. Review of such proceedings is as provided in Chapter 7 of Title 5 of the United States Code. The judgment and decree of the court is final, except that they are subject to review by the Supreme Court upon certiorari as provided in Section 1254 of Title 28 of the United States Code.

Certain Restrictions on Purchase or Transfer of Shares After the Conversion

    All shares of Common Stock purchased in connection with the Conversion by a director or an executive officer of the Company and the Association will be subject to a restriction that the shares not be sold for a period of one year following the Conversion, except in the event of the death of such director or executive officer or pursuant to a merger or similar transaction approved by the OTS. Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and instructions will be issued to the effect that any transfer within such time period of any certificate or record ownership of such shares other than as provided above is a violation of the restriction. Any shares of Common Stock issued at a later date within this one year period as a stock dividend, stock split or otherwise with respect to such restricted stock will be subject to the same restrictions.

    Purchases of Common Stock of the Company by directors, executive officers and their associates during the three-year period following completion of the Conversion may be made only through a broker or dealer registered with the SEC, except with the prior written approval of the OTS. This restriction does not apply, however, to negotiated transactions involving more than 1% of the Company's outstanding Common Stock or to certain purchases of stock pursuant to an employee stock benefit plan.

    Pursuant to OTS regulations, the Company will generally be prohibited from repurchasing any shares of the Common Stock within one year following consummation of the Conversion, although the OTS under its current policies may approve a request to repurchase shares of Common Stock following the six-month anniversary of the Conversion. During the second and third years following consummation of the Conversion, the Company may not repurchase any shares of its Common Stock other than pursuant to (i) an offer to all stockholders on a pro rata basis which is approved by the OTS; (ii) the repurchase of qualifying shares of a director, if any; (iii) purchases in the open market by a tax-qualified or non-tax-qualified employee stock benefit plan in an amount reasonable and appropriate to fund the plan; or (iv) purchases that are part of an open-market stock repurchase program not involving more than 5% of its outstanding capital stock during a 12-month period, if the repurchases do not cause the Association to become undercapitalized and the Association provides to the Regional Director of the OTS no later than 10 days prior to the commencement of a repurchase program written notice containing a full description of the program to be undertaken and such program is not disapproved by the Regional Director. The OTS may permit stock repurchases in excess of such amounts prior to the third anniversary of the Conversion if exceptional circumstances are shown to exist.

                     DIRECTORS OF THE COMPANY AND THE ASSOCIATION

    The direction and control of the Association is vested in its Board of Directors, which currently consists of nine members. The Association's mutual Articles of Incorporation require the Board of Directors to be elected each year. Following the Conversion, the Association's stock Articles of Incorporation will require the Board of Directors to be divided into three classes as nearly equal in number as possible. The members of each class are elected for a term of three years or until their successors are elected and qualified, with one class of directors elected annually. No director is related to any other director or executive officer by first cousin or closer, except that Donald C. Scott and Bruce A. Scott are brothers and Bruce A. Scott and Stephen L. Cory are brothers-in-law. The following table sets forth certain information regarding the Board of Directors of the Association.

                                     Positions Held
                                        With the                     Director
Name                       Age(1)      Association                     Since

Kenneth B. Caldcleugh       47           Director                       1996
Stephen L. Cory             46           Director                       1995
Bradford A. Glazer          40           Director                       1991
J. Scott Key                44           Director                       1991
Victor Kirschman            73           Director                       1977
Mannie D. Paine, Jr., M.D.  79           Director                       1976
Bruce A. Scott              43           Director and Executive Vice
                                          President                     1982
Donald C. Scott             45           Chairman, President and
                                          Chief Executive Officer       1982
Albert J. Zahn, Jr.         45           Director                       1992
____________________
(1) As of September 30, 1996.

                         BENEFITS OF CONVERSION TO DIRECTORS

    General. In connection with the Conversion, the Company's directors as a group (eleven persons) have proposed to purchase 181,000 shares of Common Stock, or 6.97% of the Common Stock at the minimum and maximum of the Estimated Valuation Range, respectively.

    The following table sets forth, for each of the Company's directors and executive officers and for all of the directors and executive officers as a group, the proposed purchases of Common Stock, assuming sufficient shares are available to satisfy their subscriptions. The amounts include shares that may be purchased through individual retirement accounts.

                                   Number of
    Name                             Shares         Amount     Percent (1)
  -------                          ----------     ---------    -----------
Kenneth B. Caldcleugh               20,000        $ 200,000      0.77%
Stephen L. Cory                     20,000          200,000      0.77
Bradford Glazer                     10,000          100,000      0.39
J. Scott Key                        25,000          250,000      0.96
Victor Kirschman                    25,000          250,000      0.96
Dr. M.D. Paine, Jr.                 10,000          100,000      0.39
Bruce A. Scott                      25,000          250,000      0.96
Donald C. Scott                     25,000          250,000      0.96
Albert J. Zahn, Jr.                 20,000          200,000      0.77
Ralph E. Weber                         100            1,000         *
Lettie R. Moll                       1,000           10,000         *

All directors and executive
 officers as a group (11           181,000       $1,811,000      6.97%
 persons)
__________________

*   Less than 0.01%.

(1) Based upon the midpoint of the Estimated Valuation Range.

    In addition, the ESOP currently intends to purchase 8% of the Common Stock issued in the Conversion for the benefit of officers and employees. Stock options and stock grants may also be granted in the future to directors, officers and employees upon the receipt of stockholder approval of the Company's proposed stock benefit plans. See "Management of the Company - Benefits" for a description of these plans.

    The ESOP. The Company has adopted the ESOP, a tax-qualified benefit plan for officers and employees of the Company and the Association, which intends to purchase 8% of the shares of Common Stock offered in the Conversion, or 176,800 shares ($1,768,000) and 239,200 shares ($2,392,000) at the minimum and maximum of the Estimated Valuation Range, respectively. The Company intends to use a portion of the net proceeds retained by it to make a loan directly to the ESOP to enable the ESOP to purchase such shares. See "Management of the Company
- Benefits - Employee Stock Ownership Plan."

    Stock Option Plan. Following consummation of the Conversion, the Company intends to adopt a stock option plan for the benefit of the directors, officers and employees of the Company and the Association (the "Stock Option Plan"), pursuant to which the Company intends to reserve a number of shares of Common Stock equal to an aggregate of 10% of the Common Stock issued in the Conversion (299,000 shares at the maximum of the Estimated Valuation Range) for issuance pursuant to stock options and stock appreciation rights. The Stock Option Plan will not be implemented prior to the receipt of stockholder approval of the plan. It is currently expected that 30% of the shares available under the Stock Option Plan will be granted to non-employee directors. With each non-employee director receiving an option for the same number of shares, in which event options for a total of approximately 12,814 shares would be granted to each of the seven non-employee directors if the amount of Common Stock sold in the Conversion is equal to the maximum of the Estimated Valuation Range. In addition, it is currently expected that stock options will be granted to Messrs. Donald C. Scott, Bruce A. Scott, Ralph E. Weber and Ms. Lettie Ruffin Moll, although no determination has been made at this time as to the amount of such stock options. The Stock Option Plan will provide that no officer would be able to receive a stock option for more than 25% of the shares available under the Stock Option Plan, or 74,750 shares if the amount of Common Stock sold in the Conversion is equal to the maximum of the Estimated Valuation Range. The Company currently anticipates that it will not implement the Stock Option Plan prior to the receipt of stockholder approval of the plan. The Company currently intends to submit the Stock Option Plan to stockholders for approval following the one-year anniversary of the Conversion. However, the Company reserves the right to submit such plans to stockholders at a special meeting of stockholders, provided that such meeting is at least six months following the Conversion. In such event, the proposed Stock Option Plan would need to be revised to include a mandatory five-year vesting schedule and a prohibition on accelerated vesting in the event of retirement or a change in control, which provisions are required by current OTS regulations for plans implemented within one year following the Conversion, as well as any other revisions necessary to comply with then applicable OTS regulations and policies. See "Management of the Company - Benefits - Stock Option Plan."

    Recognition and Retention Plan. Following consummation of the Conversion, the Company intends to adopt a recognition and retention plan for the benefit of the directors, officers and employees of the Company and the Association (the "Recognition Plan" or "RRP"). The Recognition Plan will not be implemented prior to the receipt of stockholder approval of the plan. It is expected that the Recognition Plan will be submitted to stockholders for approval at the same time as the Stock Option Plan. Upon the receipt of such approval, the Recognition Plan is expected to purchase a number of shares of Common Stock either from the Company or in the open market equal to an aggregate of 4% of the Common Stock issued in the Conversion (119,600 shares or $1,196,000 at the maximum of the Estimated Valuation Range). It is currently expected that 30% of the shares available under the Recognition Plan will be granted to non-employee directors with each non-employee director receiving an award for the same number of shares, in which event awards for a total of approximately 5,125 shares would be granted to each of the seven non-employee directors if the amount of Common Stock sold in the Conversion is equal to the maximum of the Estimated Valuation Range. In addition, it is currently expected that awards will be granted to Messrs. Donald Scott, Bruce A. Scott, Ralph E. Weber and Ms. Lettie Ruffin Moll, although no determination has been made at this time as to the amount of such awards. The Recognition Plan will provide that no officer would be able to receive an award for more than 25% of the shares available under the Recognition Plan, or 29,900 shares ($299,000) if the amount of Common Stock sold in the Conversion is equal to the maximum of the Estimated Valuation Range. See "Management of the Company - Benefits - Recognition Plan."

    Employment Agreements. Upon consummation of the Conversion, the Company and the Association intend to enter into three-year employment agreements with Messrs. Donald Scott and Bruce Scott. If the employment of such officers is terminated as a result of a change in control of the Company, Messrs. Donald Scott and Bruce Scott would each be entitled to a cash severance amount equal to three times his average annual compensation over his most recent five taxable years. At least 30 days prior to each annual anniversary date of the employment agreement, the Boards of Directors of the Company and the Association shall determine whether or not to extend the term of the agreements for an additional one year. See "Management of the Association - Employment Agreements."

                                   USE OF PROCEEDS

    Although the actual net proceeds from the sale of the Common Stock cannot be determined until the Conversion is completed, it is presently anticipated that the net proceeds from the sale of the Common Stock will be between $21.4 million and $29.1 million ($33.6 million assuming an increase in the Estimated Valuation Range by 15%). See "Pro Forma Data" and "The Conversion - Stock Pricing and Number of Shares to be Issued" as to the assumptions used to arrive at such amounts.

    The Company will purchase all of the capital stock of the Association to be issued in the Conversion in exchange for 50% of the net Conversion proceeds, and the Company will retain the remaining 50% of the net proceeds. The Company intends to use a portion of the net proceeds to make a loan directly to the ESOP to enable the ESOP to purchase up to 8% of the Common Stock. Based upon the issuance of 2,210,000 shares or 2,990,000 shares at the minimum and maximum of the Estimated Valuation Range, respectively, the loan to the ESOP would be $1.8 million and $2.4 million, respectively. The remaining net proceeds retained by the Company initially may be used to invest in investment securities, mortgage-backed securities, U.S. Government and federal agency securities of various maturities, deposits in either the Association or other financial institutions, or a combination thereof. The portion of the net proceeds retained by the Company may ultimately be used to support the Association's lending activities, to support the future expansion of operations through acquisitions of other financial institutions or diversification into other banking related businesses (although no such transactions are specifically being considered at this time), and for other business and investment purposes, including the payment of regular or special cash dividends, possible repurchases of the Common Stock or returns of capital. Management of the Company may consider expanding or diversifying, should such opportunities become available. Neither the Association nor the Company has any specific plans, arrangements, or understandings regarding any acquisitions or diversification of activities at this time, nor have criteria been established to identify potential candidates for acquisition.

    Following the six-month anniversary of the completion of the Conversion (to the extent permitted by the OTS), and based upon then existing facts and circumstances, the Company's Board of Directors may determine to repurchase some shares of Common Stock, subject to any applicable statutory and regulatory requirements. Such facts and circumstances may include but not be limited to
(i) market and economic factors such as the price at which the stock is trading in the market, the volume of trading, the attractiveness of other investment alternatives in terms of the rate of return and risk involved in the investment, the ability to increase the book value and/or earnings per share of the remaining outstanding shares, and an improvement in the Company's return on equity; (ii) the avoidance of dilution to stockholders by not having to issue additional shares to cover the exercise of stock options or to fund employee stock benefit plans; and (iii) any other circumstances in which repurchases would be in the best interests of the Company and its stockholders. Any stock repurchases will be subject to the determination of the Company's Board of Directors that the Association will be capitalized in excess of all applicable regulatory requirements after any such repurchases. The payment of dividends or repurchase of stock, however, would be prohibited if the Association's net worth would be reduced below the amount required for the liquidation account to be established for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders. As of the date of this Prospectus, the initial balance of the liquidation account would be $___ million. See "Dividend Policy," "The Conversion - Liquidation Rights" and "The Conversion - Certain Restrictions on Purchase or Transfer of Shares After the Conversion."

    The Company will be a unitary savings and loan holding company which, under existing laws, would generally not be restricted as to the types of business activities in which it may engage, provided that the Association continues to be a qualified thrift lender ("QTL").

    The portion of the net proceeds used by the Company to purchase the capital stock of the Association will be added to the Association's general funds to be used for general corporate purposes, including increased lending activities and purchases of investment and mortgage-backed securities. While the amount of net proceeds received by the Association will further strengthen the Association's capital position, which already substantially exceeds all regulatory requirements, it should be noted that the Association is not converting primarily to raise capital. After the Conversion, the Association's tangible capital ratio will be 34.23% (based upon the midpoint of the Estimated Valuation Range). As a result, the Association will be a well-capitalized institution. After the Conversion, the Association intends to emphasize capital strength and growth in assets and earnings.

    The net proceeds may vary because total expenses of the Conversion may be more or less than those estimated. The net proceeds will also vary if the number of shares to be issued in the Conversion is adjusted to reflect a change in the estimated pro forma market value of the Association. Payments for shares made through withdrawals from existing deposit accounts at the Association will not result in the receipt of new funds for investment by the Association but will result in a reduction of the Association's interest expense and liabilities as funds are transferred from interest-bearing certificates or other deposit accounts.


                               MARKET FOR COMMON STOCK

    The Company and the Association have never issued capital stock, and, consequently, there is no established market for the Common Stock at this time. The Company [has applied] to have its Common Stock quoted on the NASDAQ National Market under the symbol "____." Making a market involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at these quoted prices, subject to various securities laws and other regulatory requirements. Additionally, the development of a liquid public market depends on the existence of willing buyers and sellers, the presence of which is not within the control of the Company, the Association or any market maker. Accordingly, the number of active buyers and sellers of the Common Stock at any particular time may be limited. Under such circumstances, investors in the Common Stock could have difficulty disposing of their shares and should not view the Common Stock as a short-term investment. Accordingly, there can be no assurance that an active and liquid trading market for the Common Stock will develop or that, if developed, it will continue, nor is there any assurance that persons purchasing shares of Common Stock will be able to sell them at or above the Purchase Price. In order to be quoted on the NASDAQ National Market, there must be at least two market makers for the Common Stock, the Company must satisfy certain minimum capitalization requirements and there must be at least 400 shareholders. Keefe, Bruyette has indicated its intention to act as a market maker in the Common Stock following the consummation of the Conversion, depending on trading volume and subject to compliance with applicable laws and regulatory requirements. Furthermore, Webb has agreed to use its best efforts to assist the Company in obtaining at least one additional market maker for the Common Stock. There can be no assurance there will be two or more market makers for the Common Stock. There can be no assurance that purchasers will be able to sell their shares at or above the Purchase Price.

                                 REGULATORY  CAPITAL

    At September 30, 1996, the Association exceeded all of the regulatory capital requirements applicable to it. The table on the following page sets forth the Association's historical regulatory capital at September 30, 1996 and the pro forma regulatory capital of the Association after giving effect to the Conversion, based upon the sale of the number of shares shown in the table. The pro forma regulatory capital amounts reflect the receipt by the Association of 50% of the net Conversion proceeds, minus the amounts to be loaned to the ESOP and contributed to the RRP. The pro forma risk-based capital amounts assume the investment of the net proceeds received by the Association in assets which have a risk-weight of 50% under applicable regulations, as if such net proceeds had been received and so applied at September 30, 1996.


                                                              Pro Forma at September 30, 1996 Based on
                                        --------------------------------------------------------------------------------

                                             2,210,000           2,600,000           2,990,000             3,438,500
                                            Shares Sold         Shares Sold         Shares Sold           Shares Sold
                      Historical at          at $10.00           at $10.00           at $10.00             at $10.00
                    September 30, 1996       Per Share           Per Share           Per Share             Per Share
                   -------------------   ------------------  ------------------  -------------------   -----------------
                            Percent of           Percent of          Percent of           Percent of           Percent of
                   Amount    Assets(1)   Amount   Assets(1)   Amount  Assets(1)   Amount   Assets(1)   Amount   Assets(1)
                   ------   ----------   ------  ----------   ------  ---------   ------  ----------   ------  ----------
                                                         (Dollars in Thousands)
Tangible capital:
  Actual          $23,822     27.79%    $31,856    33.34%    $33,311   34.23%    $34,772    35.09%    $36,476    36.06%
  Requirement       1,298      1.50       1,433     1.50       1,460    1.50       1,486     1.50       1,517     1.50
                  -------     ------    -------    ------    -------   ------    -------    ------    -------    ------
  Excess          $22,524     26.29%    $30,423    31.84%    $31,851   32.73%    $33,285    33.59%    $34,959    34.56%
                  -------     ------    -------    ------    -------   ------    -------    ------    -------    ------
                  -------     ------    -------    ------    -------   ------    -------    ------    -------    ------

Core capital(2):
  Actual          $23,822     27.79%    $31,856    33.34%    $33,311   34.23%    $34,772    35.09%   $36,476     36.06%
  Requirement       2,596      3.00       2,866     3.00       2,919    3.00       2,972     3.00      3,034      3.00
                  -------     ------    -------    ------    -------   ------    -------    ------    -------    ------
  Excess          $21,226     24.79%    $28,991    30.34%    $30,392   31.23%    $31,799    32.09%    $33,442    33.06%
                  -------     ------    -------    ------    -------   ------    -------    ------    -------    ------
                  -------     ------    -------    ------    -------   ------    -------    ------    -------    ------

Risk-based capital(2):
  Actual          $24,038     80.10%    $32,072    91.87%    $33,527   93.66%    $34,988    95.38%    $36,692    97.29%
  Requirement       2,408      8.00       2,793     8.00       2,864    8.00       2,935     8.00       3,017     8.00
                  -------     ------    -------    ------    -------   ------    -------    ------    -------    ------
  Excess          $21,630     72.10%    $29,279    83.87%    $30,664   85.66%    $32,053    87.38%    $33,675    89.29%
                  -------     ------    -------    ------    -------   ------    -------    ------    -------    ------
                  -------     ------    -------    ------    -------   ------    -------    ------    -------    ------


-----------------
(1) Adjusted total or adjusted risk-weighted assets, as appropriate.

(2) Does not reflect the interest rate risk component to be added to the risk-based capital requirements or, in the case of the core capital requirement, the 4.0% requirement to be met in order for an institution to be "adequately capitalized" under applicable laws and regulations. See "Regulation - The Association - Prompt Corrective Action."

                                    CAPITALIZATION

    The following table presents the historical capitalization of Guaranty Savings at September 30, 1996, and the pro forma consolidated capitalization of the Company after giving effect to the Conversion, based upon the sale of the number of shares shown below and the other assumptions set forth under "Pro Forma Data."

                                                             The Company - Pro Forma
                                                       Based Upon Sale at $10.00 Per Share
                                           --------------------------------------------------------------
                             Guaranty        2,210,000      2,600,000       2,990,000      3,438,500
                             Savings-         Shares         Shares          Shares      Shares(1) (15%
                            Historical      (Minimum of    (Midpoint of    (Maximum of    above Maximum
                          Capitalization      Range)         Range)          Range)        of Range)
                         ---------------    -----------    -----------     -----------   --------------
                                                           (In Thousands)
Deposits(2)                  $60,495          $60,495        $60,495         $60,495        $60,495
                             -------          -------        -------         -------        -------
                             -------          -------        -------         -------        -------

Stockholders' equity:

  Preferred Stock, $.01 par
  value, 5,000,000 shares
  authorized; none to be
  issued                     $     -          $     -        $     -         $     -        $     -

Common Stock, $.01
  par value, 20,000,000
  shares authorized;
  shares to be issued as
  reflected(3)                     -               22              26             30             34

Additional paid-in
 capital(3)                        -           21,350          25,192         29,045         33,526

Retained earnings(4)          23,822           23,822          23,822         23,822         23,822

Net unrealized gain on
  securities held for sale       678              678             678            678            678

Less:
  Common Stock acquired
    by the ESOP(5)                 -           (1,768)         (2,080)        (2,392)        (2,751)

  Common Stock to be
    acquired by the
    RRP(6)                         -             (884)         (1,040)        (1,196)        (1,375)
                             -------          -------        -------         -------        -------

Total stockholders' equity
  (retained earnings
  at September 30, 1996)     $24,500          $43,220         $46,598        $49,987        $53,934
                             -------          -------        -------         -------        -------
                             -------          -------        -------         -------        -------

                                                                       (Footnotes on following page)

                                      28

---------------
(1) As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the Estimated Valuation Range of up to 15% to reflect changes in market and financial conditions prior to the completion of the Conversion or to fill the order of the ESOP.

(2) Does not reflect withdrawals from deposit accounts for the purchase of Common Stock in the Conversion. Such withdrawals would reduce pro forma deposits by the amount of such withdrawals.

(3) The sum of the par value and additional paid-in capital accounts equals the net Conversion proceeds. No effect has been given to the issuance of additional shares of Common Stock pursuant to the Company's proposed Stock Option Plan. The Company intends to adopt a Stock Option Plan and to submit such plan to stockholders at a meeting of stockholders to be held at least six months following completion of the Conversion. If the plan is approved by stockholders, an amount equal to 10% of the shares of Common Stock will be reserved for issuance under such plan. See "Pro Forma Data."

(4) The retained earnings of the Association will be substantially restricted after the Conversion. See "The Conversion - Liquidation Rights."

(5) Assumes that 8% of the Common Stock will be purchased by the ESOP. The Common Stock acquired by the ESOP is reflected as a reduction of stockholders' equity. Assumes the funds used to acquire the ESOP shares will be borrowed from the Company. See Note 1 to the table set forth under
     "Pro Forma Data."

(6) Gives effect to the Recognition Plan which is expected to be adopted by the Company following the Conversion and presented to stockholders for approval at a meeting of stockholders to be held at least six months following completion of the Conversion. No shares will be purchased by the Recognition Plan in the Conversion, and such plan cannot purchase any shares until stockholder approval has been obtained. If the Recognition Plan is approved by stockholders, the plan intends to acquire an amount of Common Stock equal to 4% of the shares of Common Stock issued in the Conversion, or 88,400, 104,000, 119,600 and 137,540 shares at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively. The table assumes that stockholder approval has been obtained and that such shares are purchased in the open market at the Purchase Price. The Common Stock so acquired by the Recognition Plan is reflected as a reduction in stockholders' equity. If the shares are purchased at prices higher or lower than the Purchase Price, such purchases would have a greater or lesser impact, respectively, on stockholders' equity. If the Recognition Plan purchases authorized but unissued shares from the Company, such issuance would dilute the voting interests of existing stockholders by approximately 3.8%. See "Pro Forma Data."

                                   PRO FORMA DATA

    The actual net proceeds from the sale of the Common Stock cannot be determined until the Conversion is completed. However, net proceeds are currently estimated to be between $21.4 million and $29.1 million (or $33.6 million in the event the Estimated Valuation Range is increased by 15%) based upon the following assumptions: (i) 100% of the shares of Common Stock will be sold in the Subscription and Community Offerings; and (ii) Conversion expenses, including the marketing fees paid to Charles Webb, will be between $728,000 and $825,000. Actual Conversion expenses may vary from those estimated.

    Pro forma net income and stockholders' equity have been calculated for the year ended December 31, 1995 and the nine months ended September 30, 1996 as if the Common Stock to be issued in the Offerings had been sold at the beginning of the period and the net proceeds had been invested at 5.69% and 5.14%, respectively, which represents the yield on one-year U.S. Government securities at September 30, 1996 and December 31, 1995. The effect of withdrawals from deposit accounts for the purchase of Common Stock has not been reflected. A combined effective federal and state income tax rate of 34% has been assumed, resulting in an after-tax yield of 3.76% and 3.39%, respectively, for the periods ending September 30, 1996 and December 31, 1995. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of Common Stock, as adjusted to give effect to the shares purchased by the ESOP with respect to the net income per share calculations. See Notes 2 and 4 to the Pro Forma Data table. No effect has been given in the pro forma stockholders' equity calculations for the assumed earnings on the net proceeds. As discussed under "Use of Proceeds," the Company intends to retain 50% of the net Conversion proceeds.

    The following pro forma information may not be representative of the financial effects of the Conversion at the date on which the Conversion actually occurs and should not be taken as indicative of future results of operations. Pro forma stockholders' equity represents the difference between the stated amount of assets and liabilities of the Company computed in accordance with generally accepted accounting principles ("GAAP"). The pro forma stockholders' equity is not intended to represent the fair market value of the Common Stock and may be different than amounts that would be available for distribution to stockholders in the event of liquidation. No effect has been given in the table to the possible issuance of additional shares equal to 10% of the Common Stock to be reserved for future issuance pursuant to the Stock Option Plan to be adopted by the Board of Directors of the Company, nor does book value give any effect to the liquidation account to be established for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders or to the bad debt reserve. The table below gives effect to the Recognition Plan, which is expected to be adopted by the Company following the Conversion and presented (together with the Stock Option Plan) to stockholders for approval no earlier than six months subsequent to consummation of the Conversion. If the Recognition Plan is approved by stockholders, the Recognition Plan intends to acquire an amount of Common Stock equal to 4% of the shares of Common Stock issued in the Conversion, either through open market purchases, if permissible, or from authorized but unissued shares of Common Stock. The table below assumes that stockholder approval has been obtained and that the shares acquired by the Recognition Plan are purchased in the open market at $10.00 per share. There can be no assurance that stockholder approval of the Recognition Plan will be obtained, that the shares will be purchased in the open market or that the purchase price will be $10.00 per share.

    The table on the following page summarizes historical consolidated data of the Association and pro forma data of the Company at or for the date and period indicated based on the assumptions set forth above and in the table and should not be used as a basis for projections of the market value of the Common Stock following the Conversion.


                                                At or For the Nine Months Ended September 30, 1996
                                               --------------------------------------------------------

                                                2,210,000     2,600,000     2,990,000     3,438,500
                                               Shares Sold   Shares Sold   Shares Sold   Shares Sold
                                                at $10.00     at $10.00     at $10.00     at $10.00
                                                Per Share     Per Share     Per Share   Per Share (15%)
                                                (Minimum      (Midpoint      (Maximum   above Maximum
                                                of Range)      of Range)     of Range)   of Range)(9)
                                               -----------   -----------   -----------   -----------

                                                  (Dollars in Thousands, Except Per Share Amounts)

Gross proceeds                                 $   22,100    $   26,000    $   29,900    $   34,385
Less offering expenses                                728           782           825           825
                                               -----------   -----------   -----------   -----------
Estimated net Conversion  proceeds                 21,372        25,218        29,075        33,560

Less: Common Stock acquired by
      the ESOP                                      1,768         2,080         2,392         2,751

      Common Stock to be acquired
      by the RRP                                      884         1,040         1,196         1,375
                                               -----------   -----------   -----------   -----------

Estimated adjusted net proceeds(1)            $   18,720     $   22,098    $   25,487    $   29,434
                                               -----------   -----------   -----------   -----------
                                               -----------   -----------   -----------   -----------

Net income:
  Historical                                  $      365     $      365    $      365    $      365
  Pro forma adjustments:
    Income on adjusted net proceeds(1)               527            622           718           829
    State shares tax/franchise tax                  (183)          (190)         (197)          (205)
    ESOP(2)                                          (88)          (103)         (118)          (136)
    RRP(3)                                           (88)          (103)         (118)          (136)
                                               -----------   -----------   -----------   -----------
      Pro forma                               $      533     $      591    $      650     $      717
                                               -----------   -----------   -----------   -----------
                                               -----------   -----------   -----------   -----------

Net income per share(4):
  Historical                                  $     0.18     $     0.15     $     0.13    $    0.11
  Pro forma adjustments:
    Income on adjusted net proceeds(1)              0.25           0.26           0.25         0.26
    State share tax/franchise tax                  (0.09)         (0.08)         (0.07)       (0.06)
    ESOP(2)                                        (0.04)         (0.04)         (0.04)       (0.04)
    RRP(3)                                         (0.04)         (0.04)         (0.04)       (0.04)
                                               -----------   -----------   -----------   -----------

     Pro forma                                $     0.26     $     0.25    $      0.23    $    0.23
                                               -----------   -----------   -----------   -----------
                                               -----------   -----------   -----------   -----------

Pro forma price to earnings
  (P/E ratio)(4)(5)                                28.85x         30.00x         32.61x       32.61x
                                               -----------   -----------   -----------   -----------
                                               -----------   -----------   -----------   -----------

Number of shares used in net income
  per share calculations(4)                    2,046,460      2,407,600     2,768,740      3,184,051
                                               -----------   -----------   -----------   -----------
                                               -----------   -----------   -----------   -----------

Stockholders' equity:
  Historical                                  $   24,500     $   24,500    $   24,500    $    24,500
  Estimated net Conversion proceeds               21,372         25,218        29,075         33,560
  Less:  Common Stock acquired
         by the ESOP(2)                           (1,768)        (2,080)       (2,392)        (2,751)
         Common Stock to be acquired
           by the RRP(3)                            (884)        (1,040)       (1,196)        (1,375)
                                               -----------   -----------   -----------   -----------
  Pro forma stockholders' equity(6)(7)        $   43,220     $   46,598    $   49,987    $    53,934
                                               -----------   -----------   -----------   -----------
                                               -----------   -----------   -----------   -----------

Stockholders' equity per share(8):
  Historical                                  $    11.09     $     9.42    $     8.19    $      7.13
  Estimated net Conversion proceeds                 9.67           9.70          9.72           9.76
  Less:  Common Stock acquired
         by the ESOP(2)                            (0.80)         (0.80)        (0.80)         (0.80)
         Common Stock to be acquired
         by the RRP(3)                             (0.40)         (0.40)        (0.40)         (0.40)
                                               -----------   -----------   -----------   -----------

  Pro forma stockholders' equity
    per share(3)(6)(7)                        $    19.56      $   17.92    $    16.71    $     15.69
                                               -----------   -----------   -----------   -----------
                                               -----------   -----------   -----------   -----------

  Pro forma price to book ratio(5)(8)              51.12%         55.80%        59.81%         63.73%
                                               -----------   -----------   -----------   -----------
                                               -----------   -----------   -----------   -----------

Number of shares used in book value
  per share calculations(8)                    2,210,000       2,600,000    2,990,000      3,438,500
                                               -----------   -----------   -----------   -----------
                                               -----------   -----------   -----------   -----------

                                                                         (Footnotes on following page)


____________________

(1) Estimated adjusted net proceeds consist of the estimated net Conversion proceeds, minus (i) the proceeds attributable to the purchase by the ESOP and (ii) the value of the shares to be purchased by the Recognition Plan after the Conversion, subject to stockholder approval, at an assumed purchase price of $10.00 per share.

(2) It is assumed that 8% of the shares of Common Stock issued in the Conversion will be purchased by the ESOP. For purposes of this table, the funds used to acquire such shares are assumed to have been borrowed by the ESOP from the Company. The Association intends to make quarterly contributions to the ESOP over a ten-year period in an amount at least equal to the principal and interest requirement of the debt. The pro forma net income assumes (i) that the ESOP expense for the period is equivalent to the principal payment for the period and was made at the end of the period; (ii) that 13,260, 15,600, 17,940 and 20,631 shares were committed to be released with respect to the nine months ended September 30, 1996 at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively; (iii) in accordance with SOP 93-6 entitled "Employers' Accounting for Employee Stock Ownership Plans," only the ESOP shares committed to be released during the period were considered outstanding for purposes of the net income per share calculations; and (iv) the effective tax rate was 34% for the period. See "Risk Factors - Potential Increased Compensation Expense Relating to the ESOP," "Management's Discussion and Analysis of Financial Condition and Results of Operations - Recent Accounting Pronouncements" and "Management of the Company - Benefits - Employee Stock Ownership Plan."

(3) The adjustment is based upon the assumed purchases by the Recognition Plan of 88,400, 104,000, 119,600 and 137,540 shares at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, assuming that: (i) stockholder approval of the Recognition Plan has been received; (ii) the shares were acquired by the Recognition Plan at the beginning of the period presented in open market purchases at the Purchase Price; (iii) the amortized expense for the year ended December 31, 1995 was 20% of the amount contributed; and (iv) the effective tax rate applicable to such employee compensation expense was 34%. If the Recognition Plan purchases authorized but unissued shares instead of making open market purchases, then (i) the voting interests of existing stockholders would be diluted by approximately 3.8%, and (ii) the pro forma net income per share for the nine months ended September 30, 1996 would be $0.25, $0.24, $0.23 and $0.22, and pro forma stockholders' equity per share at September 30, 1996 would be $18.80, $17.23, $15.48 and $15.08, in each case at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively. See "Management of the Company - Benefits - Recognition Plan."

(4) Net income per share computations are determined by taking the number of shares assumed to be sold in the Conversion and, in accordance with SOP 93-6, subtracting the ESOP shares which have not been committed for release during the respective period. See Note 2 above. If SOP 93-6 was not required to be implemented with respect to the nine months ended September 30, 1996, the pro forma P/E ratio would be 31.09x, 32.99x, 34.49x and 35.97x at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively.

(5) Annualized.

(6) No effect has been given to the issuance of additional shares of Common Stock pursuant to the Stock Option Plan, which is expected to be adopted by the Company following the Conversion and presented to stockholders for approval at a meeting of stockholders to be held at least six months following completion of the Conversion. If the Stock Option Plan is approved by stockholders, an amount equal to 10% of the Common Stock issued in the Conversion, or 221,000, 260,000, 299,000 and 343,850 shares at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively, will be reserved for future issuance upon the exercise of options to be granted under the Stock Option Plan. The issuance of authorized but previously unissued shares of Common Stock pursuant to the exercise of options under such plan would dilute existing stockholders' interests. Assuming stockholder approval of the plan, that all the options were exercised at the end of the period at an exercise price of $10.00 per share, and that the Recognition Plan purchases shares in the open market at the Purchase Price, pro forma net income per share for the nine months ended September 30, 1996 would be $0.24, $0.22, $0.21 and $0.20, and pro forma stockholders' equity per share at September 30, 1996 would be $18.69, $17.20, $16.11, and $15.17, in each case at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively.

(7) The retained earnings of Guaranty Savings will be substantially restricted after the Conversion. See "Dividend Policy" and "The Conversion - Liquidation Rights."

(8) Based on the number of shares sold in the Conversion.

(9) As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the Estimated Valuation Range of up to 15% to reflect changes in market and financial conditions prior to completion of the Conversion or to fill the order of the ESOP.

                     RESTRICTIONS ON ACQUISITION OF THE COMPANY
                                AND THE ASSOCIATION

General

    As described below, certain provisions in the Company's Articles of Incorporation and Bylaws and in the Company's and the Association's proposed benefit plans, together with provisions of Louisiana corporate law and OTS regulations, may have anti-takeover effects. In addition, regulatory restrictions may make it difficult for persons or companies to acquire control of either the Company or the Association.

Restrictions in the Company's Articles of Incorporation and Bylaws

    General. A number of provisions of the Company's Articles of Incorporation and Bylaws deal with matters of corporate governance and certain rights of stockholders. The following discussion is a general summary of certain provisions of the Company's Articles of Incorporation and Bylaws which might be deemed to have a potential "anti-takeover" effect. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the Board of Directors but which individual Company stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of the current Board of Directors or management of the Company more difficult. The following description of certain of the provisions of the Articles of Incorporation and Bylaws of the Company is necessarily general and reference should be made in each case to such Articles of Incorporation and Bylaws, which are incorporated herein by reference. See "Additional Information" as to how to obtain a copy of these documents.

    Limitation on Voting Rights. Article 10.A of the Company's Articles of Incorporation provides that for a period of five years from the date of the Conversion, no person shall directly or indirectly offer to acquire or acquire the beneficial ownership of (i) more than 10% of the issued and outstanding shares of any class of an equity security of the Company, or (ii) any securities convertible into, or exercisable for, any equity securities of the Company if, assuming conversion or exercise by such person of all securities of which such person is the beneficial owner which are convertible into, or exercisable for, such equity securities (but of no securities convertible into, or exercisable for, such equity securities of which such person is not the beneficial owner), such person would be the beneficial owner of more than 10% of any class of an equity security of the Company.
The term "person" is broadly defined to prevent circumvention of this restriction.

    The foregoing restrictions do not apply to (i) any offer with a view toward public resale made exclusively to the Company by underwriters or a selling group acting on its behalf, (ii) any tax-qualified employee benefit plan or arrangement established by the Company or the Association and any trustee of such a plan or arrangement, and (iii) any other offer or acquisition approved in advance by the affirmative vote of two-thirds of the Company's entire Board of Directors. In the event that shares are acquired in violation of Article 10.A, all shares beneficially owned by any person in excess of 10% shall be considered "Excess Shares" and shall not be counted as shares entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matters submitted to stockholders for a vote, and the Board of Directors may cause such Excess Shares to be transferred to an independent trustee for sale on the open market or otherwise, with the expenses of such trustee to be paid out of the proceeds of sale.

    Board of Directors. Article 6.B of the Articles of Incorporation of the Company contains provisions relating to the Board of Directors and provides, among other things, that the Board of Directors shall be divided into three classes as nearly equal in number as possible, with the term of office of one class expiring each year. See "Management of the Company." The classified Board is intended to provide for continuity of the Board of Directors and to make it more difficult and time consuming for a stockholder group to fully use its voting power to gain control of the Board of Directors without the consent of the incumbent Board of Directors of the Company. Cumulative voting in the election of directors is not permitted.

    Directors may be removed without cause at a duly constituted meeting of stockholders called expressly for that purpose upon the vote of the holders of at least 75% of the total votes eligible to be cast by stockholders, and with cause by the affirmative vote of a majority of the total votes eligible to be cast by stockholders. Cause for removal shall exist only if the director whose removal is proposed has been either declared of unsound mind by an order of a court of competent jurisdiction, convicted of a felony or of an offense punishable by imprisonment for a term of more than one year by a court of competent jurisdiction, or deemed liable by a court of competent jurisdiction for gross negligence or misconduct in the performance of such director's duties to the Company. Any vacancy occurring in the Board of Directors for any reason (including an increase in the number of authorized directors) may be filled by the affirmative vote of a majority of the remaining directors, whether or not a quorum of the Board of Directors is present, and a director appointed to fill a vacancy shall serve until the expiration of the term to which he was appointed.

    Article 6.F of the Articles of Incorporation governs nominations for election to the Board, and requires all nominations for election to the Board of Directors other than those made by the Board to be made by a stockholder eligible to vote at an annual meeting of stockholders who has complied with the notice provisions in that section. Written notice of a stockholder nomination must be delivered to, or mailed to and received at, the principal executive offices of the Company not later than 60 days prior to the anniversary date of the immediately preceding annual meeting, provided that, with respect to the first scheduled annual meeting following completion of the Conversion, notice must be received no later than the close of business on the 10th day following the date on which notice of such meeting is mailed to stockholders, and provided further that the notice by the stockholder must be delivered or received no later than the close of business on the fifth day preceding the date of the meeting. Each such notice shall set forth (a) as to each person whom the stockholder proposes to nominate as a director, (i) the name, age, business address and residence address of such person; (ii) the principal occupation or employment of such person; (iii) the class and number of shares of the Company's stock beneficially owned by such person on the date of the stockholder notice; and (iv) such other information regarding such person as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC; and (b) as to the stockholder giving the notice, (i) such stockholder's name and address, as they appear on the Company's books, and, to the extent known by the stockholder giving the notice, (ii) the name and address of any other stockholders supporting such nominees; and (iii) the class and number of shares of the Company's stock beneficially owned by any other stockholders supporting such nominees, on the date of such stockholder notice.

    Article 8.A of the Articles of Incorporation provides that a director or officer of the Company will not be personally liable for monetary damages for any action taken, or any failure to take any action, as a director or officer except to the extent that by law a director's or officer's liability for monetary damages may not be limited. This provision does not eliminate or limit the liability of the Company's directors and officers for (a) any breach of the director's or officer's duty of loyalty to the Company or its stockholders, (b) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) any unlawful dividend, stock repurchase or other distribution, payment or return of assets to stockholders, or (d) any transaction from which the director or officer derived an improper personal benefit. This provision may preclude stockholder derivative actions and may be construed to preclude other third-party claims against the directors and officers.

    The Company's Articles of Incorporation also provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, including actions by or in the right of the Company, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such indemnification is furnished to the full extent provided by law against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding. The indemnification provisions also permit the Company to pay reasonable expenses in advance of the final disposition of any action, suit or proceeding as authorized by the Company's Board of Directors, provided that the indemnified person undertakes to repay the Company if it is ultimately determined that such person was not entitled to indemnification.

    The rights of indemnification provided in the Company's Articles of Incorporation are not exclusive of any other rights which may be available under the Company's Bylaws, any insurance or other agreement, by vote of stockholders or directors (regardless of whether directors authorizing such indemnification are beneficiaries thereof) or otherwise. In addition, the Articles of Incorporation authorize the Company to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, whether or not the Company would have the power to provide indemnification to such person. By action of the Board of Directors, the Company may create and fund a trust fund or other fund or form of self-insurance arrangement of any nature, and may enter into agreements with its officers, directors, employees and agents for the purpose of securing or insuring in any manner its obligation to indemnify or advance expenses provided for in the provisions in the Articles of Incorporation and Bylaws regarding indemnification. These provisions are designed to reduce, in appropriate cases, the risks incident to serving as a director, officer, employee or agent and to enable the Company to attract and retain the best personnel available.

    The provisions regarding director elections and other provisions in the Articles of Incorporation and Bylaws are generally designed to protect the ability of the Board of Directors to negotiate with the proponent of an unfriendly or unsolicited proposal to take over or restructure the Company by making it more difficult and time-consuming to change majority control of the Board, whether by proxy contest or otherwise. The effect of these provisions will be to generally require at least two (and possibly three) annual stockholders' meetings, instead of one, to effect a change in control of the Board of Directors of the Company even if holders of a majority of the Company's capital stock believed that a change in the composition of the Board of Directors was desirable. Because a majority of the directors at any given time will have prior experience as directors, these requirements will help to ensure continuity and stability of the Company's management and policies and facilitate long-range planning for the Company's business. The provisions relating to removal of directors and filling of vacancies are consistent with and supportive of a classified board of directors.

    The procedures regarding stockholder nominations will provide the Board of Directors with sufficient time and information to evaluate a stockholder nominee to the Board and other relevant information, such as existing stockholder support for the nominee. The proposed procedures, however, will provide incumbent directors advance notice of a dissident slate of nominees for directors, and will make it easier for the Board to solicit proxies resisting such nominees. This may make it easier for the incumbent directors to retain their status as directors, even when certain stockholders view the stockholder nominations as in the best interests of the Company or its stockholders.

    Authorized Shares. Article 4 of the Articles of Incorporation authorizes the issuance of 25,000,000 shares of stock, of which 5,000,000 shares shall be shares of serial Preferred Stock, and 20,000,000 shall be Common Stock. The shares of Common Stock and Preferred Stock were authorized in an amount greater than that to be issued in the Conversion to provide the Company's Board of Directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and employee stock options. However, these additional authorized shares may also be used by the Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of the Company. The Board of Directors also has sole authority to determine the terms of any one or more series of Preferred Stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of Preferred Stock, the Board has the power, to the extent consistent with its fiduciary duty, to issue a series of Preferred Stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks control, and thereby assist management to retain its position. The Company's Board currently has no plans for the issuance of additional shares, other than the issuance of additional shares pursuant to stock benefit plans.

    Special Meetings of Stockholders and Stockholder Proposals. Article 9.B of the Articles of Incorporation provides that special meetings of the Company's stockholders may only be called by (i) the President, (ii) a majority of the Board of Directors, and (iii) by persons who beneficially own an aggregate of at least 50% of the outstanding voting shares, except as may otherwise be provided by law. The Articles of Incorporation also provide that any action permitted to be taken at a meeting of stockholders may be taken without a meeting if a consent in writing, setting forth the action so taken, is given by the holders of all outstanding shares entitled to vote and filed with the Secretary of the Company.

    Article 9.D of the Company's Articles of Incorporation provides that only such business as shall have been properly brought before an annual meeting of stockholders shall be conducted at the annual meeting. In order to be properly brought before an annual meeting following completion of the Conversion, business must be (a) brought before the meeting by or at the direction of the Board of Directors or (b) otherwise properly brought before the meeting by a stockholder who has given timely and complete notice thereof in writing to the Company. For stockholder proposals to be included in the Company's proxy materials, the stockholder must comply with all the timing and informational requirements of Rule 14a-8 of the Exchange Act. With respect to stockholder proposals to be considered at the annual meeting of stockholders but not included in the Company's proxy materials, the stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 60 days prior to the anniversary date of the immediately preceding annual meeting; provided, however, that with respect to the first scheduled annual meeting following completion of the Conversion, such written notice must be received by the Company not later than the close of business on the 10th day following the day on which notice of the meeting was first mailed to stockholders; and provided further, that the written notice must be received by the Company not later than the close of business on the fifth day preceding the date of the meeting. A stockholder's notice shall set forth as to each matter the stockholder proposes to bring before the annual meeting (a) a brief description of the proposal desired to be brought before the annual meeting,
(b) the name and address, as they appear on the Company's books, of the stockholder proposing such business, and, to the extent known, any other stockholders known by such stockholder to be supporting such proposal, (c) the class and number of shares of the Company which are beneficially owned by the stockholder and, to the extent known, by any other stockholders known by such stockholder to be supporting such proposal on the date of such stockholder notice, and (d) any financial interest of the stockholder in such proposal (other than interests which all stockholders would have). Any stockholder proposal which is not made in accordance with the provisions of
Article 9.D shall not be acted upon at the annual meeting.

    The procedures regarding stockholder proposals are designed to provide the Board with sufficient time and information to evaluate a stockholder proposal and other relevant information, such as existing stockholder support for the proposal. The proposed procedures, however, will give incumbent directors advance notice of a stockholder proposal. This may make it easier for the incumbent directors to defeat a stockholder proposal, even when certain stockholders view such proposal as in the best interests of the Company or its stockholders.

    Amendment of Articles of Incorporation and Bylaws. Article 11 of the Company's Articles of Incorporation generally provides that any amendment of the Articles of Incorporation must be first approved by a majority of the Board of Directors and then by the holders of a majority of the shares of the Company entitled to vote in an election of directors, except that the approval of 75% of the shares of the Company entitled to vote in an election of directors is required for any amendment to Articles 6 (directors), 7 (preemptive rights), 8 (indemnification), 9 (meetings of stockholders and stockholder proposals), 10 (restrictions on acquisitions) and 11 (amendments).

    The Bylaws of the Company may be amended by a majority of the Board of Directors or by the affirmative vote of a majority of the total shares entitled to vote in an election of directors, except that the affirmative vote of at least 75% of the total shares entitled to vote in an election of directors shall be required to amend, adopt, alter, change or repeal any provision inconsistent with certain specified provisions of the Bylaws.

Louisiana Corporate Law

    In addition to the provisions contained in the Company's Articles of Incorporation, the Louisiana Business Corporation Law ("BCL") includes certain provisions applicable to Louisiana corporations, such as the Company, which may be deemed to have an anti-takeover effect. Such provisions include
(i) rights of stockholders to receive the fair value of their shares of stock following a control transaction from a controlling person or group and (ii) requirements relating to certain business combinations.

    The BCL provides that any person who acquires "control shares" will be able to vote such shares only if the right to vote is approved by the affirmative vote of at least a majority of both (1) all the votes entitled to be cast by stockholders and (2) all the votes entitled to be cast by stockholders excluding "interested shares". "Control shares" is defined to include shares that would entitle the holder thereof, assuming the shares had full voting rights, to exercise voting power within any of the following ranges: (a) 20% or more but less than one-third of all voting power; (b) one-third or more but less than a majority of all voting power; or (c) a majority or more of all voting power. Any acquisition that would result in the ownership of control shares in a higher range would require an additional vote of stockholders. "Interested shares" includes control shares and any shares held by an officer or employee director of the corporation. If the control shares are provided full voting rights, all stockholders have dissenters' rights entitling them to receive the "fair cash value" of their shares, which shall not be less than the highest price paid per share to acquire the control shares.

    The BCL defines a "Business Combination" generally to include (a) any merger, consolidation or share exchange of the corporation with an "Interested Shareholder" or affiliate thereof, (b) any sale, lease, transfer or other disposition, other than in the ordinary course of business, of assets equal to 10% or more of the market value of the corporation's outstanding stock or of the corporation's net worth to any Interested Shareholder or affiliate thereof in any 12-month period, (c) the issuance or transfer by the corporation of equity securities of the corporation with an aggregate market value of 5% or more of the total market value of the corporation's outstanding stock to any Interested Shareholder or affiliate thereof, except in certain circumstances, (d) the adoption of any plan or proposal for the liquidation or dissolution of the corporation in which anything other than cash will be received by an Interested Shareholder or affiliate thereof, or (e) any reclassification of the corporation's stock or merger which increases by 5% or more the ownership interest of the Interested Shareholder or any affiliate thereof. "Interested Shareholder" includes any person who beneficially owns, directly or indirectly, 10% or more of the corporation's outstanding voting stock, or any affiliate thereof who had such beneficial ownership during the preceding two years, excluding in each case the corporation, its subsidiaries and their benefit plans.

    Under the BCL, a Business Combination must be approved by any vote otherwise required by law or the articles of incorporation, and by the affirmative vote of at least each of the following: (1) 80% of the total outstanding voting stock of the corporation; and (2) two-thirds of the outstanding voting stock held by persons other than the Interested Shareholder. However, the supermajority vote requirement shall not be applicable if the Business Combination meets certain minimum price requirements and other procedural safeguards, or if the transaction is approved by the Board of Directors prior to the time that the Interested Shareholder first became an Interested Shareholder.

    The BCL authorizes the board of directors of Louisiana business corporations to create and issue (whether or not in connection with the issuance of any of its shares or other securities) rights and options granting to the holders thereof (1) the right to convert shares or obligations into shares of any class, or (2) the right or option to purchase shares of any class, in each case upon such terms and conditions as the Company may deem expedient.

Anti-Takeover Effects of the Articles of Incorporation and Bylaws and Management Remuneration Adopted in the Conversion

    The foregoing provisions of the Articles of Incorporation and Bylaws of the Company and Louisiana law could have the effect of discouraging an acquisition of the Company or stock purchases in furtherance of an acquisition, and could accordingly, under certain circumstances, discourage transactions which might otherwise have a favorable effect on the price of the Company's Common Stock.

    The Board of Directors believes that the provisions described above are prudent and will reduce vulnerability to takeover attempts and certain other transactions that are not negotiated with and approved by the Board of Directors of the Company. The Board of Directors believes that these provisions are in the best interests of the Company and its future stockholders. In the Board of Directors' judgment, the Board of Directors is in the best position to determine the true value of the Company and to negotiate more effectively for what may be in the best interests of its stockholders. Accordingly, the Board of Directors believes that it is in the best interests of the Company and its future stockholders to encourage potential acquirors to negotiate directly with the Board of Directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the Board of Directors' view that these provisions should not discourage persons from proposing a merger or other transaction at prices reflective of the true value of the Company and where the transaction is in the best interests of all stockholders.

    Despite the Board of Directors' belief as to the benefits to the Company's stockholders of the foregoing provisions, these provisions also may have the effect of discouraging a future takeover attempt in which stockholders might receive a substantial premium for their shares over then current market prices and may tend to perpetuate existing management. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. The Board of Directors, however, has concluded that the potential benefits of these provisions outweigh their possible disadvantages.

    The Board of Directors of the Company and the Association are not aware of any effort that might be made to acquire control of the Company or the Association.

Regulatory Restrictions

    The Change in Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more other persons, may acquire control of a savings institution unless the OTS has been given 60 days' prior written notice. The HOLA provides that no company may acquire "control" of a savings institution without the prior approval of the OTS.
Any company that acquires such control becomes a savings and loan holding company subject to registration, examination and regulation by the OTS. Pursuant to federal regulations, control of a savings institution is conclusively deemed to have been acquired by, among other things, the acquisition of more than 25% of any class of voting stock of the institution or the ability to control the election of a majority of the directors of an institution. Moreover, control is presumed to have been acquired, subject to rebuttal, upon the acquisition of more than 10% of any class of voting stock, or of more than 25% of any class of stock, of a savings institution where certain enumerated "control factors" are also present in the acquisition.
The OTS may prohibit an acquisition if (i) it would result in a monopoly or substantially lessen competition, (ii) the financial condition of the acquiring person might jeopardize the financial stability of the institution, or (iii) the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or of the public to permit the acquisition of control by such person. The foregoing restrictions do not apply to the acquisition of a savings institution's capital stock by one or more tax-qualified employee stock benefit plans, provided that the plan or plans do not have beneficial ownership in the aggregate of more than 25% of any class of equity security of the savings institution.

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


                    DESCRIPTION OF CAPITAL STOCK OF THE COMPANY

General

    The Company is authorized to issue 25,000,000 shares of capital stock, of which 20,000,000 are shares of common stock, par value $.01 per share (the "Common Stock") and 5,000,000 are shares of preferred stock, par value $.01 per share (the "Preferred Stock"). The Company currently expects to issue up to a maximum of 2,990,000 shares of Common Stock and no shares of Preferred Stock in the Conversion. Each share of the Company's Common Stock issued in the Conversion will have the same relative rights as, and will be identical in all respects with, each other share of Common Stock issued in the Conversion. Upon payment of the Purchase Price for the Common Stock in accordance with the Plan of Conversion, all such stock will be duly authorized, fully paid and nonassessable based on the laws and regulations in effect as of the date of consummation of the Conversion.

    The Common Stock of the Company will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the FDIC.

Common Stock

    Dividends. The Company can pay dividends if, as and when declared by its Board of Directors, subject to compliance with limitations which are imposed by law. See "Dividend Policy." The holders of Common Stock of the Company will be entitled to receive and share equally in such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor. If the Company issues Preferred Stock, the holders thereof may have a priority over the holders of the Common Stock with respect to dividends.

    Voting Rights. Upon completion of the Conversion, the holders of Common Stock of the Company will possess exclusive voting rights in the Company. They will elect the Company's Board of Directors and act on such other matters as are required to be presented to them under Louisiana law or the Company's Articles of Incorporation or as are otherwise presented to them by the Board of Directors. Except as discussed in "Restrictions on Acquisition of the Company and the Association," each holder of Common Stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If the Company issues Preferred Stock, holders of the Preferred Stock may also possess voting rights.

    Liquidation. In the event of any liquidation, dissolution or winding up of the Association, the Company, as the sole holder of the Association's capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of the Association (including all deposit accounts and accrued interest thereon) and after distribution of the balance in the special liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders (see "The Conversion - Liquidation Rights"), all assets of the Association available for distribution. In the event of any liquidation, dissolution or winding up of the Company, the holders of its Common Stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of the Company available for distribution. If Preferred Stock is issued, the holders thereof may have a priority over the holders of the Common Stock in the event of liquidation or dissolution.

    Preemptive Rights. Holders of the Common Stock of the Company will not be entitled to preemptive rights with respect to any shares which may be issued in the future. The Common Stock is not subject to any required redemption.

Preferred Stock

    None of the shares of the Company's authorized Preferred Stock will be issued in the Conversion. Such stock may be issued with such preferences and designations as the Board of Directors may from time to time determine. The Board of Directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the Common Stock and may assist management in impeding an unfriendly takeover or attempted change in control.

                               LEGAL AND TAX OPINIONS

    The legality of the Common Stock and the federal income tax consequences of the Conversion will be passed upon for the Association and the Company by Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C., special counsel to the Association and the Company. The Louisiana income tax consequences of the Conversion will be passed upon for the Association and the Company by LaPorte, Sehrt, Romig & Hand, Metairie, Louisiana. Certain legal matters will be passed upon for Webb by Silver, Freedman & Taff, L.L.P., Washington, D.C.

                               ADDITIONAL INFORMATION

    The Company has filed with the SEC a Registration Statement under the Securities Act with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the SEC, this Prospectus does not contain all the information set forth in the Registration Statement. Such information, including the appraisal report which is an exhibit to the Registration Statement, can be examined without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material can be obtained from the SEC at prescribed rates.
The statements contained in this Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are, of necessity, brief descriptions thereof and are not necessarily complete; each such statement is qualified by reference to such contract or document. This Prospectus contains a description of the material provisions of such contracts or documents.

    The Association has filed an Application for Conversion with the OTS and OFI with respect to the Conversion. This Prospectus omits certain information contained in that application. The application may be examined at the principal office of the OTS, 1700 G Street, N.W., Washington, D.C. 20552 and at the Midwest Regional Office of the OTS located at 122 W. John Carpenter Freeway, Suite 600, Irving, Texas 75039.

    If the Company has more than 500 stockholders upon completion of the Conversion, the Company will register its Common Stock with the SEC under
Section 12(g) of the Exchange Act, and, upon such registration, the Company and the holders of its stock will become subject to the proxy and tender offer rules, insider trading reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% stockholders, and certain other requirements of the Exchange Act. If the Company has less than 500 stockholders, it will be subject to certain annual and periodic reporting requirements under Section 15(d) of the Exchange Act for so long as it has 300 or more stockholders. Under the Plan, the Company has undertaken that it will not terminate such registration for a period of at least three years following the Conversion.

    A copy of the Articles of Incorporation and the Bylaws of the Company are available without charge from the Company.

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